As filed with the SEC on June 11, 2002                         File No. 70-09985


                United States Securities and Exchange Commission
                             Washington, D.C. 20549
                    ----------------------------------------

                                 Amendment No. 3
                                       to
                                    Form U-1
                             Application/Declaration
                                    Under the
                   Public Utility Holding Company Act of 1935

                    ----------------------------------------

                 E.ON AG                         Powergen plc
                 E.ON-Platz 1                    City Point
                 40479 Dusseldorf                1 Ropemaker Street
                 Germany                         London EC2Y 9HT
                                                 United Kingdom


                    (Names of companies filing this statement
                  and addresses of principal executive offices)
                    ----------------------------------------

                                     E.ON AG
                    (Name of top registered holding company)
                    ----------------------------------------

Ulrich Hueppe                              David Jackson
General Counsel, Executive Vice President  Company Secretary and General Counsel
Dr. Guntram Wuerzberg                      Powergen plc
Vice President General Legal Affairs       City Point
E.ON AG                                    1 Ropemaker Street
E.ON-Platz 1                               London EC2Y 9HT
40479 Dusseldorf                           United Kingdom
Germany                                    Telephone:  011-44-207-826-2742
Telephone: 011-49-211-4579-388             Facsimile: 011-44-207-826-2889
Facsimile:  011-49-211-4579-610

                   (Names and addresses of agents for service)

                 The Commission is also requested to send copies
             of any communication in connection with this matter to:

Tia S. Barancik                                  Peter D. Clarke
LeBoeuf, Lamb, Greene & MacRae, L.L.P.           Debra J. Schnebel
125 West 55th Street                             Jones, Day, Reavis & Pogue
New York, NY 10019-5389                          77 West Wacker Drive, Ste. 3500
Telephone: (212) 424-8455                        Chicago, IL 60601-1692
Facsimile: (212) 424-8500                        Telephone: (312) 782-3939
                                                 Facsimile: (312) 782-8585


Markian M. W. Melnyk                             Joseph B. Frumkin
LeBoeuf, Lamb, Greene & MacRae, L.L.P.           Sullivan & Cromwell
1875 Connecticut Ave., N.W.                      125 Broad Street
Washington, D.C. 20009-5728                      New York, NY 10004
Telephone: (202) 986-8212                        Telephone: (212) 558-4000
Facsimile: (202) 986-8102                        Facsimile: (212) 558-3588

                                Table of Contents

Item 1. Description of the Proposed Transaction................................1

        A.  Introduction and General Request...................................1

        B.  Summary of Authorization Requested.................................3

            1.  General Financing Parameters...................................4

            2.  Use of Proceeds................................................5

        C.  Existing Financing Arrangements....................................6

            1.  E.ON's Current Capital Structure...............................6

            2.  Powergen's Current Capital Structure...........................8

            3.  LG&E Energy's Current Capital Structure........................8

        D.  Proposed Financing Program.........................................9

            1.  E.ON External Financing.......................................10

            2.  Subsidiary Company Financing..................................18

            3.  Acquisition, Redemption or Retirement of Securities...........49

            4.  Financing Entities............................................49

            5.  Changes in Capital Stock of Subsidiaries......................50

            6.  Tax Allocation Agreement......................................51

            7.  Payment of Dividends Out of Capital or Unearned Surplus.......51

            8.  Nonutility Reorganizations....................................53

            9.  Energy Related Subsidiaries...................................56

            10. E.ON's Internal Control Procedures............................57

        E.  Filing of Certificates of Notification............................64

Item 2. Fees, Commissions and Expenses........................................66

Item 3. Applicable Statutory Provisions.......................................67

Item 4. Regulatory Approvals..................................................67

Item 5. Procedure 67

Item 6. Exhibits and Financial Statements.....................................68

        A.  Exhibits..........................................................68

        B.  Financial Statements..............................................68

Item 7. Information as to Environmental Effects...............................69

                              Certain Defined Terms

1. "Applicants" means E.ON and its direct and indirect subsidiary companies, except its FUCO subsidiaries, and Powergen and its direct and indirect subsidiary companies, except for its FUCO subsidiaries.

2.   "E.ON" means E.ON AG.

3.   "E.ON Energie" means E.ON Energie AG.

4. "E.ON Group" means E.ON and all of its direct and indirect subsidiary companies.

5.   "E.ON UK" means E.ON U.K. Verwaltungs GmbH.

6.   "E.ON US" means E.ON U.S. Verwaltungs GmbH.

7.   "GAAP" means generally accepted accounting principles.

8. "Intermediate Companies" means E.ON US and Powergen US Investments Corp. ("PUSIC"), following the transfer of PUSIC and the LG&E Energy Group indirectly to E.ON U.S.

9.   "KU" means Kentucky Utilities Company.

10. "LG&E Energy Group" means LG&E Energy and all of its direct and indirect subsidiary companies.

11.  "LG&E Energy" means LG&E Energy Corp.

12.  "LG&E" means Louisville Gas and Electric Company.

13. "Nonutility Subsidiaries" means all of the subsidiary companies of LG&E Energy except the Utility Subsidiaries.

14.  "Powergen" means Powergen plc.

15. "Powergen Group" means Powergen and all of its direct and indirect subsidiary companies.

16. "Powergen UK Group" means Powergen, Powergen Group Holdings Ltd. and all of the direct and indirect subsidiary companies of Powergen Group Holdings Ltd.

17. "Powergen Financing Entities" means Powergen US Holdings Limited, Powergen US Funding LLC and the subsidiaries of Powergen US Holdings Limited, following the transfer of PUSIC and the LG&E Energy Group indirectly to E.ON U.S.

18. "Powergen Intermediate Holding Companies" means Powergen US Holdings Limited, Powergen US Investments, Powergen Luxembourg sarl, Powergen Luxembourg

     Holdings sarl, Powergen Luxembourg Investments sarl and Powergen US Investments Corp.

19.  "Utility Subsidiaries" means LG&E and KU.

                                    FORM U-1
                             APPLICATION/DECLARATION
              UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


          This pre-effective Amendment No. 3 replaces and revises the Form U-1 Application - Declaration in this proceeding originally filed in File No. 70-9985 on October 2, 2001, and subsequently amended on October 23, 2001 and March 13, 2002, except that it does not replace exhibits previously filed.

Item 1. Description of the Proposed Transaction

A.   Introduction and General Request

          This Application/Declaration requests authorization for the financing of E.ON AG ("E.ON") and its subsidiary companies. In a separate application/declaration on Form U-1 filed with the Securities and Exchange Commission ("Commission") under the Public Utility Holding Company Act of 1935, as amended (the "1935 Act" or "Act") (File No. 70-9961, filed September 4,
2001), E.ON has proposed to acquire Powergen plc ("Powergen"), a registered holding company (the "Acquisition Application"). The Acquisition Application seeks authorization relating to the proposed acquisition by E.ON of all the voting securities of Powergen and E.ON's consequent indirect acquisition of the voting securities of Powergen's indirect public utility subsidiary companies and intermediate registered holding companies, as well as for certain related transactions (the "Acquisition").

          In the Acquisition, E.ON will indirectly acquire LG&E Energy Corp. ("LG&E Energy") and its public utility company subsidiaries Louisville Gas and Electric Company ("LG&E") and Kentucky Utilities Company ("KU") through two intermediate registered holding companies. Following consummation of the Acquisition, E.ON will register as a holding company under the Act.

          E.ON is an Aktiengesellschaft, the equivalent of a U.S. stock corporation, formed under the laws of the Federal Republic of Germany. E.ON's shares are traded on all German stock exchanges, the Swiss Stock Exchange and as American Depository Receipts ("ADRs") on the New York Stock Exchange, Inc. ("NYSE"). As of year end 2001, E.ON was Germany's fifth largest industrial group measured on the basis of market capitalization at year end and it employed 151,953 people. E.ON had a market capitalization of approximately Euro 39.5 billion (approximately $35.7 billion) as of April 6, 2001, the last business day prior to the announcement of the Acquisition. As of December 31, 2001, E.ON's market capitalization was approximately $35.9 billion. More detailed information concerning E.ON and its subsidiaries is contained in E.ON's Annual Report on Form 20-F for the year ended December 31, 2001.

          E.ON was formed in June 2000 as a result of the merger of German conglomerates VEBA AG and VIAG AG, which trace their roots to the 1920s. E.ON provides strategic management for group members and coordinates group activities. E.ON also provides centralized controller, treasury, risk management and service functions to group members, as well as communications, capital markets and investor relations functions. E.ON currently is organized into six separate business divisions: energy, chemicals, real estate, oil, telecommunications and distribution/logistics. Each business division is responsible for managing its own day-to-day business. E.ON's energy business division comprises 54% of E.ON's total investments. E.ON's subsidiaries are described in more detail in the Acquisition Application and in Exhibit G-1 thereto.

          The proposed Acquisition provides E.ON with a foothold in the energy industry in the U.S. and the U.K. It also demonstrates E.ON's focus-and-growth-strategy of becoming a pure-play energy and utility company. As part of the strategy E.ON plans to divest numerous non-core businesses and activities including Degussa AG, Viterra AG, VEBA Oel AG and Stinnes AG, and their respective subsidiaries, hereafter referred to as the "to-be-divested subsidiaries" or "TBD Subsidiaries."/1 The divestitures will take place, depending upon subsidiary, within either three or five years subsequent to E.ON's registration under the Act by the filing of its notification of registration on Form U5A.

          Since the announcement of E.ON's disposal program in 1999, major steps in the transformation of E.ON to a pure-play energy and utility company have been achieved and have resulted in proceeds to E.ON since 2000 in the amount of approximately $20 billion from the sale of non-core assets. For example, E.ON sold Klockner & Co. AG in October, 2001 and MEMC Electronic Materials Inc in November, 2001. E.ON has also recently sold VAW aluminium AG ("VAW") to Norsk Hydro ASA./2 The sale of VEBA Oel AG to BP plc closed on February 7, 2002. At that time BP became VEBA Oel's majority shareholder (51%) by subscribing to a capital increase. Since April 1, 2002, E.ON has had the option to sell its remaining interest in VEBA Oel (49%) to BP. Pending divestiture, E.ON will continue to invest in the TBD Subsidiaries to preserve and protect shareholder value and to prevent any diminution in the value or the prospects of the business until such time as a sale or other exit strategy can be implemented, consistent with the order of the Commission in the Acquisition Application./3

          By order dated December 6, 2000,/4 the Commission authorized Powergen to acquire LG&E Energy and its direct and indirect utility subsidiary companies. The Powergen Order also authorized a variety of financing transactions through February 28, 2004, including: (1) financings and guarantees by Powergen, Powergen US Holdings Limited and LG&E Energy, (2) intrasystem financings by certain intermediate holding companies and Powergen UK Securities, a special purpose subsidiary of Powergen, (3) financings by LG&E Energy subsidiaries, including intrasystem transactions, (4) interest rate and currency hedging instruments, (5) acquisitions, redemptions and retirements by Powergen, the Powergen Intermediate Holding Companies, LG&E Energy and the LG&E Energy subsidiaries of their

------------------
1 The TBD Subsidiaries are indicated in E.ON's list of subsidiaries included in Exhibit G-1 to the Acquisition Application.

2 E.ON's sale of VAW to Norsk Hydro ASA was completed on March 15, 2002. The price for VAW, Euro 3.1 billion ($2.7 billion), included financial liabilities and pension provisions amounting to Euro 1.2 billion ($1.1 billion). E.ON will earn a tax-free profit of approximately Euro 1.1 billion ($1.0 billion) from this sale.

3 In the Acquisition Application E.ON proposes to limit its investments in the TBD Subsidiaries to future credit support (e.g., including capital contributions, guarantees and loans) not to exceed $4.0 billion over the 3-5 year time frame for the contemplated divestitures.

4 PowerGen plc, Holding Co. Act Release No. 27291 (December 6, 2000) ("Powergen Order").

subsidiaries' securities, (6) the formation of special purpose financing entities and securities issuances by those entities, (7) the acquisition of intermediate nonutility holding companies, (8) reorganization of the intermediate companies and of the LG&E Energy nonutility subsidiaries, (9) changes in the capital structure of the Powergen Intermediate Holding Companies,
(10) using financing proceeds to invest in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs"), and (11) the payment of dividends by certain Powergen companies out of capital or unearned surplus.

          E.ON now requests similar authorizations that would allow it to finance and operate its various utility and nonutility businesses within a registered holding company system after the Acquisition and E.ON's registration under the Act. Although many of the existing authorizations granted to Powergen and the LG&E Energy Group in the Powergen Order will continue to be necessary under E.ON's ownership, to avoid confusion, E.ON will restate all necessary Powergen and LG&E Energy Group authorization requests in this filing in addition to new authorization requests for E.ON's specific proposed transactions. Consequently, except as expressly provided herein, the order of the Commission in this file would supercede and replace the Powergen Order from and after the date of the consummation of the Acquisition./5

B.   Summary of Authorization Requested

          Applicants seek Commission authorization of the financing activities of the E.ON Group for the period beginning with the date of the consummation of the Acquisition and continuing through May 31, 2005 ("Authorization Period"). Applicants seek Commission authorizations related to:

          (i) financings by E.ON, including but not limited to the issuance of common stock and American Depositary Shares, preferred stock, short and long-term debt, currency and interest rate swaps and guarantees;

          (ii) financings, (a) by the direct and indirect holding company parents of LG&E Energy, (b) by the LG&E Energy Group and (c) by E.ON UK, its holding company subsidiaries, the Powergen Intermediate Holding Companies and the Powergen Financing Entities;

          (iii) the continuation by LG&E and KU of their respective receivables factoring programs;

          (iv) the implementation of the money pools and intercompany financing arrangements, as described herein;

          (v) the payment of dividends out of capital or unearned surplus;

          (vi) the LG&E Energy Group tax allocation agreement;

------------------
5 During an interim period between the Acquisition and a reorganization involving the transfer of PUSIC to E.ON US, Powergen and the Powergen Intermediate Holding Companies will continue to have the financing authority granted by the Commission in the Powergen Order.

          (vii) changing the terms of any wholly-owned E.ON Group company's authorized capital stock, the issuance of additional shares, or alteration of the terms of any then existing authorized security;

          (viii) the formation of financing entities and the issuance by such entities of securities otherwise authorized to be issued and sold pursuant to this Application or pursuant to applicable exemptions under the 1935 Act; and

          (ix) investments in energy-related companies doing business outside the U.S.

          1.   General Financing Parameters

          The specific terms and conditions of securities that may be issued in accordance with the requested authority are not known at this time. Consequently, the Applicants represent that the proposed transactions will be subject to the following general terms and conditions during the Authorization Period ("Financing Parameters"):

1. Aggregate Limit - E.ON - The aggregate amount of external debt, equity and guarantees issued by E.ON under the authorizations requested in this Application will not exceed $75 billion at any one time outstanding ("External Financing Limit").

2. Aggregate Limit - LG&E Energy - The aggregate amount of short-term external debt issued by LG&E Energy under the authorizations requested in this Application will not exceed $400 million at any one time outstanding.

3. Investment Grade Credit Rating - Each of E.ON, LG&E and KU commit that all long-term debt and preferred stock issued by it to unaffiliated parties under the authorization requested in this Application will, when issued, be rated investment grade by a nationally recognized statistical rating organization./6

4. Minimum Capitalization Ratio - E.ON and LG&E Energy, each on a consolidated basis, and LG&E and KU, individually, will maintain common stock equity/7 as a percentage of total capitalization/8 of at least 30%, as reflected in their most recent annual or semiannual report,

------------------
6 Investment grade long-term debt is denoted by the Standard & Poor's ratings of AAA, AA, A and BBB. The ratings may be modified by a plus (+) or minus (-) to show relative standing within the rating categories. Moody's ratings of Aaa, Aa, A and Baa denote investment grade long-term debt. Moody's applies numerical clarifiers (1, 2 and 3) to denote relative ranking within a generic rating category. Standard & Poor's short-term debt ratings range from A-1 for the highest quality obligations to D for the lowest. Categories A-1 to A-3 are investment grade. The A-1 rating may also be modified by a plus sign to distinguish the strongest credits in that category. Moody's short-term issuer ratings are Prime-1, Prime-2 and Prime-3, all of which are investment grade. Fitch IBCA's ratings of AAA - BBB are denoted investment grade categories. A plus (+) or minus (-) may be appended to a rating to denote relative status within major rating categories. If there is a split rating by the rating agencies, one investment grade credit rating will be sufficient to satisfy the investment grade credit commitment.

7 Common stock equity would include common stock (i.e., amounts received equal to the par or stated value of the common stock), additional paid in capital, retained earnings and minority interests.

8 Applicants would calculate the common stock equity to total capitalization ratio as follows: common stock equity (as defined in the immediately preceding footnote)/(common stock equity + preferred stock + gross debt). Gross debt is the sum of long-term debt, short-term debt and current maturities. The minimum common stock equity standard will be applied on a US GAAP basis.

     in the case of E.ON, and, with respect to LG&E Energy, LG&E and KU, quarterly or other periodic earnings report, prepared in accordance with US GAAP.

5. Effective Cost of Money on Borrowings - The effective cost of money on debt financings by E.ON, LG&E Energy and the Utility Subsidiaries under the authorizations requested in this Application will not exceed the competitive market rates available at the time of issuance for securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality.

6. Maturity of Debt - The maturity of debt issued by E.ON will not exceed 50 years.

7. Effective Cost of Preferred Stock - The dividend rate on preferred stock or other types of preferred securities issued by E.ON will not exceed at the time of issuance the rate generally obtainable for preferred securities having the same or reasonably similar terms and conditions issued by companies of reasonably comparable credit quality, as determined by competitive capital markets.

8. Issuance Expenses - The underwriting fees, commissions and other similar remuneration paid in connection with the non-competitive issue, sale or distribution of a security pursuant to this Application would not exceed 5% of the principal or total amount of the security being issued.

          The requested authorization will give the Applicants the flexibility to respond quickly and efficiently to their financing needs and to changes in market conditions to the benefit of customers and shareholders. Authorization of this Application is consistent with existing Commission precedent, both for newly registered holding company systems (See, e.g., the Powergen Order; New Century Energies, Inc., Holding Co. Act Release No. 26750 (Aug. 1, 1997)) and for holding company systems that have been registered for a longer period of time. See, e.g., The Columbia Gas System, Inc., Holding Co. Act Release No. 26634 (Dec. 23, 1996); Conectiv, Inc., Holding Co. Act Release No. 26451 (Jan. 16, 1996).

          2.   Use of Proceeds

          The proceeds from the sale of securities in external financing transactions by E.ON will be used for general corporate purposes including: (1) financing investments by and capital expenditures of the E.ON Group, including the funding of future investments in EWGs, FUCOs and TBD Subsidiaries (as authorized in SEC File No. 70-9961) and exempt telecommunications companies ("ETCs") and companies engaged or formed to engage in energy-related businesses as authorized pursuant to this Application; (2) the repayment, redemption, refunding or purchase by any E.ON Group company of its own securities under Rule 42 under the Act or as authorized pursuant to this Application; (3) financing or refinancing the capital requirements of the E.ON Group, and (4) other lawful purposes. The proceeds of financing and guarantees used to fund investments in Rule 58 subsidiaries will be subject to the limitations of that rule.

          The $75 billion External Financing Limit represents investments in the following areas, generally: (a) $25 billion of investments in EWGs and FUCOs,
(b) $35 billion of investments in EWGs and FUCOs financed by bridge loans pending the receipt of divestiture proceeds, (c) $4.0 billion for investments in TBD Subsidiaries pending divestiture, and (d) $10 billion for investments in energy related subsidiaries. Investments in EWGs and FUCOs financed by bridge loans can be considered as merely the redeployment of E.ON's existing capital that is currently invested in the TBD Subsidiaries because the bridge loans, or other outstanding debt in an equivalent amount to the bridge loans, will be repaid with the proceeds of the divestitures. Consequently, the aggregate level of new capital expenditures that will be financed under the authorization requested herein is approximately $39 billion. In addition to the capital expenditure program described above, as of December 31, 2001, E.ON and Powergen had debt securities outstanding in the amount of approximately $14.5 billion and $7.5 billion, respectively. Funds raised under the authority requested herein and subject to the External Financing Limit also will be used to refinance, repay, redeem or refund some of such debt over the course of the Authorization Period.

          No financing proceeds will be used to acquire a new subsidiary unless such acquisition is consummated in accordance with an order of the Commission or an available exemption under the Act. The proceeds of external financings will be allocated to companies in the E.ON Group in various ways through intrasystem financing discussed in this Application.

C.   Existing Financing Arrangements

          1.   E.ON's Current Capital Structure

          E.ON shares are listed on all German stock exchanges, the Swiss Stock Exchange, and as ADRs on the NYSE. E.ON's ADRs are registered under the Securities Act of 1933, as amended (the "1933 Act"). As a result, E.ON has registered under the Securities Exchange Act of 1934, as amended (the "1934 Act") and, as a foreign private issuer, files Form 20-F and other periodic disclosure reports with the Commission. E.ON's financial statements are maintained in accordance with U.S. GAAP.

          As of December 31, 2001, E.ON had 692.0 million common shares issued and approximately 687.3 million outstanding shares. E.ON recently completed the repurchase of 76.3 million shares, approximately 10% of the company's capital stock. E.ON has cancelled 71.3 million of the repurchased shares./9

          As of December 31, 2001, E.ON had financial liabilities to banks and third parties totaling Euro 12,987 million ($11,560 million)/10 consisting of bonds (Euro 1,689 million, $1,503 million), bank loans (Euro 9,167 million, $8,160 million), liabilities related to banking

------------------
9 The remaining repurchased shares were partly used for the 2001 employee share purchase program. In addition, E.ON intends to use them to hedge E.ON's stock appreciation rights and/or as shares to be issued in the future in connection with the employee share purchase program.

10 All amounts stated in Euros as of December 31, 2000, have been converted to dollars at the rate of 1 Euro = $0.9388. Amounts as of September 30, 2001 and December 31, 2001, were converted at the rate of 1 Euro = $0.9131 and 1 Euro = $0.8901, respectively.

operations (Euro 1,110 million, $988 million) bills payable (Euro 30 million, $27 million) and other financial liabilities (Euro 991 million, $882 million). E.ON's bank loans have maturities ranging from 2002 to 2040. E.ON raises funds through lines of credit, commercial paper, medium term notes, and other means.

          The table that follows shows the capitalization of each company as of December 31, 2001 and the combined group on a pro forma basis, according to U.S. GAAP./11

--------------- --------- --------- ------------ ------------ ------------ ------------ -------------
                E.ON ($   E.ON (%)  Powergen     Powergen     Adjust-ments Pro Forma    Pro Forma
                mm)                 Group        Group (%)                 Combined     Combined (%)
                                    ($ mm)                                 ($ mm)
--------------- --------- --------- ------------ ------------ ------------ ------------ -------------
Common stock      27,437     65.39        3,442        31.25      (3,289)       27,590         48.44
equity*
--------------- --------- --------- ------------ ------------ ------------ ------------ -------------
Preferred              0         0          135         1.23            0          135          0.24
stock
--------------- --------- --------- ------------ ------------ ------------ ------------ -------------
Long-term          8,285     19.74        5,496        49.90      7,271**       21,052         36.96
debt
(including
current
portion)
--------------- --------- --------- ------------ ------------ ------------ ------------ -------------
Short-term         6,240     14.87        1,941        17.62            0        8,181         14.36
debt
--------------- --------- --------- ------------ ------------ ------------ ------------ -------------
Total             41,962    100.00       11,014       100.00        3,982       56,958        100.00
--------------- --------- --------- ------------ ------------ ------------ ------------ -------------

* Common stock equity includes common stock (i.e., amounts received equal to the par or stated value of the common stock), additional paid-in capital and retained earnings, and minority interests of E.ON of $5.7 billion and of Powergen of $153 million.
** The adjustment for long-term debt is based on the assumption that the Acquisition is fully financed with debt, although the ultimate financial structure for the transaction has not been finalized.

          E.ON is financially sound and as shown above, its capital structure on a pro forma basis as of December 31, 2001 would be comprised of 48.44% equity, 0.24% preferred stock and 51.32% debt.

          E.ON's fundamental financial strength is also reflected in its very favorable credit ratings. E.ON's long-term debt rating of Aa2 and short-term rating of Prime-1 have been confirmed by Moody's Investors Service. The outlook for the rating has been changed from negative to stable after announcement of the Acquisition. Standard & Poor's gives E.ON a long-term senior debt rating of AA- and a short-term debt rating of A-1+./12 These very good ratings underscore the E.ON Group's sound financial condition.

------------------
11 Unless specifically noted, the pro forma information included in the Application does not reflect the divestiture of the TBD Subsidiaries.

12 See footnote 6, supra.

          2.   Powergen's Current Capital Structure

          Powergen's capital structure is also shown in the table above. Moody's has placed the Baa1/Prime-2 issuer ratings of Powergen on review for possible upgrade reflecting the anticipated support it will receive from becoming a core part of the E.ON Group. Standard & Poor's has given Powergen a senior debt rating of BBB+, a corporate credit rating of BBB and a short-term issuer rating of A-2 and has placed the ratings on credit watch positive pending the Acquisition.

          3.   LG&E Energy's Current Capital Structure

          The capital structures of the Utility Subsidiaries as of December 31, 2001 are shown in the table below. The capital structure of LG&E Energy as of December 31, 2001 is provided separately in Exhibit FS-9.

--------------- -------------------- ------------------ -------------------- --------------------
                LG&E                 LG&E (%)           KU ($ mm)            KU (%)
                ($ mm)
--------------- -------------------- ------------------ -------------------- --------------------
Common stock                    838              53.04                  735                58.15
equity
--------------- -------------------- ------------------ -------------------- --------------------
Preferred                        95               6.02                   40                 3.16
stock
--------------- -------------------- ------------------ -------------------- --------------------
Long-term                       617              39.04                  489                38.69
debt
(including
current
portion)
--------------- -------------------- ------------------ -------------------- --------------------
Short-term                       30               1.90                    0                    0
debt
--------------- -------------------- ------------------ -------------------- --------------------
Total                         1,580             100.00                1,264               100.00
--------------- -------------------- ------------------ -------------------- --------------------


          Each of LG&E Energy, LG&E Capital Corp., LG&E and KU has a corporate credit rating of BBB+ from Standard & Poor's. In addition, LG&E Energy has an issuer rating from Moody's of A3. Moody's has confirmed the ratings of LG&E and KU at their present levels of A2. All Moody's and S&P ratings for LG&E Energy and LG&E Capital Corp. and S&P ratings for LG&E and KU are on credit watch for upgrade as a result of the Acquisition announcement. Fitch IBCA has given LG&E Energy an implied senior unsecured debt rating of BBB+ and has given the senior unsecured debt of LG&E Capital Corp. a rating of BBB+ and the senior secured debt of LG&E and KU ratings of A+. Fitch IBCA has placed LG&E Energy and LG&E Capital Corp. on credit watch positive, and LG&E and KU on credit watch evolving, all following the Acquisition announcement.

D.   Proposed Financing Program

          After the Acquisition, E.ON expects to hold LG&E Energy through two direct and indirect wholly-owned subsidiaries, E.ON US and PUSIC. LG&E and KU will remain first-tier subsidiaries of LG&E Energy and will keep their names and headquarters locations. This corporate structure will take into account international tax considerations and separate the U.S. utility operations of LG&E and KU from the other businesses of the E.ON Group and the Powergen Group. To preserve the economic benefits of the financing structure currently in place, Powergen will continue to own the Powergen Financing Entities. Powergen will become an indirect subsidiary of E.ON and its management team will remain responsible for the development and operation of LG&E's and KU<180>s business and will support the development of E.ON's Anglo-American energy and utility business within the context of E.ON's overall group strategy. Due to its continuing responsibility for LG&E and KU, Powergen will remain a registered holding company after the Acquisition and the transfer of LG&E Energy to E.ON US even though Powergen will cease to directly or indirectly own any public utility companies.

          The financing arrangements and entities below Powergen that are used to finance LG&E Energy provide certain tax-related efficiencies and are expected to remain in place following the consummation of the Acquisition.

          Powergen Group Holdings Ltd. ("PGH"), a holding company for Powergen's non-US businesses, will continue as a FUCO under the Act and will remain a first tier subsidiary of Powergen. E.ON Energie AG ("E.ON Energie"), a direct subsidiary of E.ON engaged principally in electricity, gas and water utility activities in Europe, will certify as a FUCO under the Act prior to the Acquisition.

          For German law reasons, it is impractical for E.ON to position its non-utility businesses under an "umbrella" FUCO, as has been done in other cross-border transactions. Rather, the existing E.ON first tier subsidiaries, including Degussa AG, Viterra AG, VEBA Oel AG and Stinnes AG, will continue as direct or indirect non-FUCO subsidiaries of E.ON. A detailed chart of the proposed combined company structure is included as Exhibit E-1 to the Acquisition Application. A simplified corporate structure chart is presented below.


                                    ____________
                                   |    E.ON    |
                                   |____________|
                                          |
       __________________________________|______________________________
       |              |           |            |             |          |
 ______|_____    _____|____    ___|___   ______|_______   ___|__   _____|______
|Intermediate|  | E.ON UK  |  | FUCOS | |     TBD      | |      | |  Retained  |
| Companies  |  | and E.ON |  |       | | Subsidiaries | | ETCs | | Nonutility |
|            |  |  UK plc  |  |       | |              | |      | |Subsidiaries|
|____________|  |__________|  |_______| |______________| |______| |____________|
       |              |
       |              |
 ______|_____    _____|____________
|    LG&E    |  | Powergen and the |
|   Energy   |  | Powergen         |
|____________|  | Financing        |
       |        | Entities         |
       |        |__________________|
       |
       |______________
       |              |
 ______|_____    _____|______
|  Utility   |  | Nonutility |
|Subsidiaries|  |Subsidiaries|
|____________|  |____________|

          The financing plans for each of the companies or groups of companies is discussed below.

          1.   E.ON External Financing

          E.ON proposes to issue and sell securities and to enter into guarantees of the obligations of its subsidiaries in an aggregate amount outstanding at any one time during the Authorization Period not to exceed the External Financing Limit. Such securities could include common stock, preferred stock, options, warrants, unsecured long- and short-term debt (including commercial paper), convertible/exchangeable securities, debt coupled with warrants, lease financing,/13 bank borrowings and securities with call or put options./14 E.ON may also issue guarantees and enter into interest rate and currency swaps and hedges as described below.

          E.ON proposes that the various securities to be issued would be limited as follows, and would not in the aggregate exceed the External Financing
Limit:

------------------------------------------------------------ ---------------------------------------------------------
                         Security                                                    Sublimit
------------------------------------------------------------ ---------------------------------------------------------
Equity, including preferred stock, options and warrants                            $25 billion
("Equity Sublimit")
------------------------------------------------------------ ---------------------------------------------------------
Debt ("Debt Sublimit")                                                             $40 billion
------------------------------------------------------------ ---------------------------------------------------------
Guarantees ("Guarantee Limit")                                                     $40 billion
------------------------------------------------------------ ---------------------------------------------------------


          (a) Equity: E.ON requests authorization, during the Authorization Period, to issue and sell from time to time common stock: (1) through underwritten public offerings; (2) in private placements; (3) in exchange for securities or assets acquired; (4) under dividend reinvestment, stock-based management incentive, employee benefit and employee share purchase plans; or (5) through subscription rights. E.ON also proposes to issue and sell options, warrants, or other stock purchase rights. E.ON may also buy back shares of common stock during the Authorization Period in accordance with Rule 42 under the Act. The authorization to issue and sell common stock would also apply to the issuance of common stock directly or through the ADR program and, for purposes of this request, the ADRs would not be considered

------------------
13 E.ON could in a financial lease monetize its interest in certain real estate that it holds, for example corporate headquarters property, by selling the property to an investor and leasing it back. Unless otherwise permitted under the Act, the rules thereunder or by Commission order, E.ON's use of lease financing would be restricted to real estate owned by E.ON or the acquisition of new real estate to be used in connection with E.ON's permitted business activities. The authority requested herein relates to financial lease transactions such as capital leases and does not limit E.ON's ability to enter into operating leases. All leases entered into by E.ON would be accounted for under U.S. GAAP.

14 E.ON would not issue securities that are secured by the assets or securities of the Utility Subsidiaries.

separate securities from the underlying common stock. Equity issued under the authorization requested herein would not exceed the Equity Sublimit stated above.

          Common stock and other equity instruments may be sold pursuant to underwriting agreements of a type generally standard in the industry in Europe or the U.S. (depending on the selling location). Such public distributions, if underwritten, may be pursuant to private negotiation with underwriters, dealers or agents (as discussed in more detail below) or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All such sales of common stock and other equity instruments will be at rates or prices and under conditions negotiated or based upon or otherwise determined by, competitive capital markets.

          E.ON requests authorization to use its common stock as consideration for acquisitions that are otherwise authorized under the 1935 Act. Among other things, transactions may involve the exchange of E.ON's equity securities for securities of the company being acquired to provide the seller with certain tax advantages. These transactions are individually negotiated. The ability to offer stock as consideration provides both E.ON and the seller of the business with flexibility. The E.ON common stock to be exchanged may, among other things, be purchased on the open market pursuant to Rule 42 or may be original issue.

          The use of stock as consideration valued at market value should be viewed by the Commission as no different than a sale of common stock on the open market and use of the proceeds to acquire securities, the acquisition of which is otherwise authorized. For purposes of the Equity Sublimit, E.ON common stock used to fund an acquisition of a company through the exchange of E.ON equity for securities or assets being acquired would be valued at market value based upon the closing price on XETRA, Germany's official electronic trading system, on the day before the execution of a definitive agreement or, in the case of a tender offer, on the day of commencement of the offer.

          E.ON also requests authorization to use its common stock and other equity instruments to fund employee benefit plans and in connection with dividend reinvestment plans currently in existence or that may be formed during the Authorization Period. E.ON currently maintains a stock-based compensation plan that issues stock appreciation rights ("SARs"). The compensation to be received from the exercise of the SARs is paid in cash. In 1999, E.ON established a SAR program and granted SARs to 114 executives worldwide, including all members of E.ON's Board of Management (the first tranche). In March 2000, E.ON granted approximately 1.5 million SARs, retroactive to the beginning of 2000, to the 155 executives worldwide (the second tranche). The SARs are based on the market price of E.ON shares on January 3, 2000 for the second tranche, and January 4, 1999 for the first tranche. The compensation received upon the exercise of the SARs is paid in cash and is adjusted to reflect possible dilution effects from capital changes and dividend payments that have occurred between grant and exercise. The SARs are non-transferable. Under certain conditions they may be exercised before the exercise date. In the case of termination of employment, they are cancelled.

          The SARs granted under the second tranche have a term of seven years and two conditions must be met before their exercise: (1) between the grant and exercise, E.ON's share price must outperform the Stoxx Utilities Price Index on at least ten consecutive business days, and (2) E.ON's share price on the date of exercise must be at least 20% above the share price at SAR grant. The cash compensation paid at exercise is the difference between the E.ON share price on the day of exercise and the market price at the time of the grant (Euro 48.35 on January 3, 2000), multiplied by the number of SARs to be exercised. SARs not exercised by the final exercise date will automatically be considered as exercised. The SARs granted under the first tranche have a five year term and somewhat different exercise terms. The E.ON Group's stock-based compensation programs are explained more fully in E.ON's annual report, included as Exhibit F-1 to the Acquisition Application.

          (b) Preferred Stock. E.ON requests authorization to issue preferred stock from time to time during the Authorization Period in accordance with the applicable Financing Parameters. Subject thereto, any such preferred stock would have dividend rates or methods of determining the same, redemption provisions, conversion or put terms and other terms and conditions as E.ON may determine at the time of issuance./15

          (c) Long-Term Debt. E.ON requests authorization to issue and sell unsecured long-term debt securities/16 from time to time during the Authorization Period in accordance with the applicable Financing Parameters. E.ON may also maintain and establish long-term bank lines of credit. Subject to the Financing Parameters, any long-term debt security would be unsecured and have the maturity, interest rate(s) or methods of determining the same, interest payment terms, redemption provisions, sinking fund terms and other terms and conditions as E.ON may determine at the time of issuance. The request for authorization for E.ON to issue long-term debt securities is consistent with authorization that the Commission has granted to other registered holding companies. See Southern Co., Holding Co. Act Release No. 27134 (February 9,
2000); Columbia Energy Group, Holding Co. Act Release No. 27035 (June 8, 1999).

          A restriction against parent-level debt would impose an unreasonable financial burden on E.ON that is not necessary or appropriate in the public interest or for the protection of investors or consumers because it may interfere with E.ON's ability to implement an optimal capital structure for its business. Prior to issuing debt, preferred securities or equity, E.ON will evaluate the relevant financial implications of the issuance, including without limit, the cost of capital, and select the security that provides the most efficient capital structure consistent with sound financial practices and the capital markets.

          (d) Short-Term Debt. E.ON requests authorization to issue and sell short-term debt securities including, but not limited to, bank lines of credit, institutional borrowings, commercial paper and bid notes. Issuance of short-term debt will be in accordance with the applicable Financing Parameters. E.ON may sell commercial paper, from time to time, in established commercial paper markets. Such commercial paper would be sold through dealers at the discount rate or the coupon rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold through commercial paper dealers generally. It

------------------
15 The Commission authorized National Grid to issue preferred stock in The National Grid Group plc, Holding Co. Act Release 27154 (March 15, 2000).

16 All securities with long-term debt characteristics whether or not evidenced by a security certificate are included in this discussion.

is expected that the dealers acquiring commercial paper from E.ON either as principal or agent will offer or reoffer such paper at a discount to corporate, institutional and, with respect to European commercial paper, individual investors. Institutional investors are expected to include commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities and finance companies.

          E.ON also may maintain and establish bank lines of credit. E.ON's short-term debt under the authority requested herein will have maturities of less than one year from the date of each borrowing. E.ON may engage in other types of short-term financing generally available to borrowers with comparable credit ratings as it may deem appropriate in light of its needs and market conditions at the time of issuance.

          (e) Financing the Acquisition. This Application does not request authorization for E.ON to finance the Acquisition. Such financing, if any, will be effected prior to E.ON's registration under the Act and is described more fully in the Acquisition Application./17

          (f) Interest Rate and Currency Risk Management Devices. During the normal course of operating its business and related financing activities, E.ON is exposed to currency and interest rate risks. E.ON uses derivative financial instruments to eliminate or limit these risks. Hedging Instruments (as defined below) held by E.ON are used for hedging and not for trading purposes. For hedging purposes, use is made of established and commonly used instruments with sufficient market liquidity.

          E.ON's treasury department, which is responsible for entering into derivative foreign exchange and interest rate contracts, acts as a service center for the E.ON Group and not as a profit center. E.ON monitors the scope of the underlying and hedging transactions through a computerized reporting and control system implemented throughout the E.ON Group. E.ON also maintains internal guidelines for the scope of permitted derivatives transactions, responsibilities and financial reporting procedures./18

          E.ON requests authorization to enter into, perform, purchase and sell financial instruments intended to manage the volatility of interest rates and currency exchange rates, including but not limited to swaps, caps, floors, collars and forward agreements or any other similar agreements ("Hedging Instruments"). E.ON would employ Hedging Instruments as a means of prudently managing the risk associated with any of its outstanding debt issued under the authority requested in this Application or an applicable exemption by, for example, (i) converting variable rate debt to fixed rate debt, (ii) converting fixed rate debt to variable rate debt and (iii) limiting the impact of changes in interest rates resulting from variable rate debt. In no case will the notional principal amount of any Hedging Instrument exceed that of the underlying debt instrument and related interest rate or currency exposure. Thus, E.ON will not

------------------
17       See Item 1.C. of the Acquisition Application.

18 The E.ON Group Finance Guidelines (July 2001) specify E.ON's policy with respect to financial planning, and the management of liquidity, credit, currency risks, interest rate risks and commodity risks as well as the financial controlling, reporting and internal audit functions. The Guidelines define the requirements and the responsibilities of the major E.ON Group companies and of E.ON, as well as the ways in which they are to work together. See Item 1.D.11, infra, for a further discussion of E.ON's internal control procedures.

engage in "leveraged" or "speculative" transactions./19 The underlying interest rate indices of such Hedging Instrument will closely correspond to the underlying interest rate indices of E.ON's debt to which such Hedging Instrument relates. Hedging instruments would be entered into on-exchange, or off-exchange with counterparties whose senior debt ratings are investment grade ("Approved Counterparties").

          In addition, E.ON requests authorization to enter into Hedging Instruments with respect to anticipated debt offerings ("Anticipatory Hedges"), subject to certain limitations and restrictions. Anticipatory Hedges would only be entered into on-exchange or off-exchange with Approved Counterparties, and would be used to fix and/or limit the interest rate or currency exchange rate risk associated with any proposed new issuance. Anticipatory hedges may include:
(i) a forward sale of U.S. or European Economic Area ("EEA") Treasury futures contracts, U.S. or EEA Treasury obligations and/or a forward swap (each a "Forward Sale"), (ii) the purchase of put options on U.S. or EEA Treasury obligations (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options on U.S. or EEA Treasury obligations (a "Zero Cost Collar"), (iv) transactions involving the purchase or sale, including short sales, of U.S. or EEA Treasury obligations, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, caps and collars, appropriate for the Anticipatory Hedges.

          Hedging Instruments and Anticipatory Hedges may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions, the opening of over-the-counter positions with one or more Approved Counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. E.ON will determine the optimal structure of each Hedging Instrument or Anticipatory Hedge transaction at the time of execution.

          E.ON will comply with SFAS 133 ("Accounting for Derivatives Instruments and Hedging Activities") and SFAS 138 ("Accounting for Certain Derivative Instruments and Certain Hedging Activities") or such other standards relating to accounting for derivative transactions as are adopted and implemented by the Financial Accounting Standards Board ("FASB").

          To the extent such securities are not exempt under Rule 52(a), the Utility Subsidiaries request authorization to enter into the transactions described in this Item on the same terms applicable to E.ON. The Intermediate Companies, the Powergen Intermediate Holding Companies and the Powergen Financing Entities propose to enter into hedging transactions with E.ON or other Intermediate Companies, Powergen Intermediate Holding Companies and Powergen Financing Entities to hedge interest rate or currency exposures. Such transactions would be on market terms. The E.ON Financing Entities (defined in Item 1.D.4, infra) request authority to enter into hedging transactions with third parties or E.ON to hedge interest rate or currency risk in connection with financings authorized in this Application. Such transactions would be on the same terms applicable to E.ON.

------------------
19 As a matter of financial policy, E.ON may not fully hedge all interest rate and currency risk positions. An underlying debt instrument that is unhedged would not be considered "speculative."

          No gain or loss on a hedging transaction entered into by E.ON or its subsidiaries will be allocated to the Utility Subsidiaries, except that a gain or loss may be allocated to a Utility Subsidiary where a hedging transaction is entered into by a Utility Subsidiary in connection with a Utility Subsidiary financing.

          (g) Guarantees. E.ON requests authorization to enter into guarantees, obtain letters of credit, enter into expense agreements or otherwise provide credit support ("Guarantees") with respect to the obligations of the E.ON Group companies as may be appropriate or necessary to enable such companies to carry on in the ordinary course of their respective businesses in an aggregate amount not to exceed the Guarantee Limit (not taking into account obligations exempt under Rule 45). All debt guaranteed will comply with the Financing Parameters, as applicable. Included in this amount are Guarantees entered into by E.ON that were previously issued for the benefit of the E.ON Group companies.

          Certain Guarantees may be in support of obligations that are not capable of exact quantification. Applicants state that E.ON will in these cases determine the exposure under a Guarantee for purposes of measuring compliance with the Guarantee Limit by appropriate means including estimation of exposure based on loss experience or projected potential payment amounts. E.ON proposes that it may charge each E.ON Group company a fee for each Guarantee provided on its behalf that is not greater than the cost, if any, of the liquidity necessary to perform the Guarantee. As of December 31, 2001, E.ON had contingent liabilities from Guarantees issued and outstanding on behalf of E.ON Group companies in an aggregate amount of Euro 282 million ($251 million).

          (h) Profit and Loss Transfer Agreements. E.ON has entered into profit and loss transfer agreements with certain subsidiaries organized in Germany under provisions of the German Stock Corporation Act. A profit and loss transfer agreement automates the transfer of profits as well as the balancing of losses between the participating companies. Such agreements are commonly done by German companies for tax optimization./20 The profit and loss transfer agreements allow E.ON to direct the management of the subsidiaries and to cause the subsidiaries to distribute their profits or to hold them as retained earnings./21 If the subsidiaries have losses, E.ON assumes the losses.

          A profit and loss transfer agreement is required to establish a consolidated tax group for German corporate income tax purposes and for trade tax purposes. The profit and loss transfer agreements permit income from one company to be offset by losses from another,

------------------
20 Although E.ON and its German subsidiary companies will file a consolidated German income tax return, they have not entered into a written tax agreement relating to either federal or state taxes as provided by Rule 45(c) under the Act. E.ON and its German subsidiaries do, however, allocate the taxes paid by the consolidated German group among the German group companies with income and compensate the German group companies with losses on a current basis. Applicants request that the Commission authorize the profit and loss transfer agreements and the consolidated tax filing of E.ON and its German subsidiaries discussed herein and in Exhibit G-1 under Section 12(b) of the Act.

21 Profit and loss transfer agreements can only run between a parent company and its direct and indirect subsidiaries. Sister companies in a corporate group cannot enter into such agreements.

thereby reducing the taxes of the group./22 Under a profit and loss transfer agreement, all the profits of the controlled subsidiary are generally transferred to the parent by booking a debt in favor of the parent in the subsidiary's balance sheet as of the end of the business year and showing an expense in the profit and loss account (i.e., income statement). During the term of the agreement the controlled subsidiary may transfer amounts forming part of its net profits to general reserves (i.e., retained earnings) with the consent of the controlling shareholder only to the extent that this is economically reasonable from a business perspective. If profits are transferred to general reserves they are effectively retained by the controlled subsidiary and reinvested at that level.

          Losses shown in the controlled subsidiary's financial statements must be absorbed by the controlling corporation by crediting the losses as a receivable to the subsidiary at the end of the fiscal year to the extent the losses are not offset against retained earnings of the controlled subsidiary.

          The allocation of taxes among members of a German group that have profit and loss transfer agreements generally is analogous to the practice of allocating taxes among U.S. consolidated groups. In German groups, the tax paid by the parent is charged back to the income generating subsidiaries under a formula that treats the subsidiaries as if they were "stand alone" taxable entities. Loss subsidiaries would similarly receive payment for the value of the losses used to offset the income of the consolidated group. Thus, in practice, the use of profit and loss transfer agreements among E.ON and its German subsidiaries complies with Section 12(b) of the Act and the principles of Rule 45(c). A written tax allocation agreement is not needed in Germany and, therefore, is not in place in the E.ON Group. The following example illustrates the U.S. GAAP accounting of the profit and loss transfer agreement between E.ON Energie and E.ON on a stand-alone and consolidated basis. The example assumes that E.ON Energie has pre-tax profits of 100 and that the tax rate is 40%.

----------------------------------------------------------------------------------------------------------------------
                           U.S. GAAP Stand-alone Balance Sheet of E.ON Energie at Year End
----------------------------------------------------------------------------------------------------------------------
Cash (before transfer to E.ON)  100                          Liability under the profit and loss transfer agreement
                                                             60
------------------------------------------------------------ ---------------------------------------------------------
                                                             Tax liability to be paid to E.ON  40
------------------------------------------------------------ ---------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                               U.S. GAAP Stand-alone Balance Sheet of E.ON at Year End
----------------------------------------------------------------------------------------------------------------------
Receivable under the profit and loss transfer agreement       Equity - Profit transfer from E.ON Energie 60
(before cash transfer from E.ON Energie) 60
------------------------------------------------------------ ---------------------------------------------------------
Tax receivable (before cash transfer from E.ON Energie) 40   Tax liability to be paid to the taxing authorities 40
------------------------------------------------------------ ---------------------------------------------------------

------------------
22 Exhibit G-1 hereto describes the conditions under German law for entering into a profit and loss transfer agreement and the economic and accounting aspects of such agreements in more detail.

          In E.ON's U.S. GAAP consolidated balance sheet the transactions resulting from the profit and loss transfer agreements are eliminated, so the transactions have no effect on the U.S. GAAP books of E.ON on a consolidated basis. Profits transferred from the subsidiary are eliminated in the same way dividends would be. In effect, the profit and loss transfer agreements merely permit consolidation of group accounts for tax purposes, as opposed to accounting purposes.

----------------------------------------------------------------------------------------------------------------------
                         U.S. GAAP Consolidated Balance Sheet of the E.ON Group at Year End
----------------------------------------------------------------------------------------------------------------------
Cash  100                                                    Equity  60
------------------------------------------------------------ ---------------------------------------------------------
                                                             Tax liability to be paid to the taxing authorities  40
------------------------------------------------------------ ---------------------------------------------------------

          Although E.ON's potential exposure under the profit and loss transfer agreements is uncertain, the likelihood of a significant loss is small. E.ON, on a consolidated basis, has a history of profitability and its core non-U.S. regulated utility business is stable. E.ON has a profit and loss transfer agreement with E.ON Energie, for example, and the latter company has retained earnings of Euro 4,497 million ($4,003 million) and total consolidated stockholders equity of Euro 17,033 million ($15,161 million) as of December 31, 2001. E.ON Energie's profits are offset, in part, by losses from Viterra AG, E.ON's real estate business and other businesses. In this manner the combined E.ON Group pays lower taxes on a consolidated basis, improving its profitability and general financial soundness. The fact that E.ON's shareholders approved the profit and loss transfer agreements that it has entered indicates that the benefits are clearly perceived to outweigh the potential risks. E.ON proposes to maintain and continue to enter into profit and loss transfer agreements with its subsidiaries as necessary in accordance with prudent tax and financial planning. E.ON would enter into profit and loss transfer agreements with subsidiaries organized in Germany only and not with Powergen, LG&E Energy or its subsidiaries.

          Because a profit and loss transfer agreement is in some respects like a financial guarantee from a parent to its subsidiary, E.ON will treat its net exposure under the profit and loss transfer agreements as a Guarantee subject to the Guarantee Limit. Since this exposure is not capable of exact quantification until year end when the accounting for the financial performance of each company subject to a profit and loss transfer agreement is complete, during the year E.ON will review its aggregate exposure under all such profit and loss transfer agreements for purposes of measuring compliance with the Guarantee Limit and, based on prior experience and interim information, will estimate projected potential payment amounts. Such amounts will count against the Guarantee Limit. When the year end results are available, E.ON will true-up the estimated exposure under the profit and loss transfer agreements with its actual experience and adjust the amount charged against the Guarantee Limit accordingly.

          The E.ON subsidiaries organized in Germany, other than its FUCO subsidiaries, also request authorization to enter into profit and loss transfer agreements on the same terms applicable to E.ON. The net exposure of an E.ON subsidiary under the profit and loss transfer agreements shall be treated as a guarantee, for which authorization is requested below under Item D.2.(c).

          2.   Subsidiary Company Financing

          (a)  EWG and FUCO Subsidiaries.

          Under Sections 32 and 33 of the Act, E.ON may acquire the securities of an EWG or FUCO without prior authorization under the Act and an EWG or FUCO may issue and sell securities without restriction under the Act. Accordingly, E.ON and its FUCO subsidiaries are not requesting authorizations in this Application with respect to such transactions.

          The issuance of securities by E.ON for the purpose of financing the acquisition of an EWG or FUCO remains subject to regulation under the Act. Applicants seek authorization (i) to retain existing investments in foreign utility and energy-related businesses; (ii) to invest the proceeds from divestitures (including any completed divestitures as well as future divestitures), which may total approximately $35 billion, in EWG and FUCO activities;/23 and (iii) to enter into transactions to finance additional investments in EWGs and FUCOs in an amount up to $25 billion, which is approximately equal to 238% of E.ON's consolidated retained earnings as of December 31, 2001, on a pro forma basis reflecting the Acquisition, determined in accordance with U.S. GAAP./24 The authorization requested in (ii), above, would also include the flexibility for E.ON to issue and sell up to $35 billion of securities to finance EWG and FUCO investments pending the receipt of divestiture proceeds ("Bridge Loans"), provided that upon the receipt of such proceeds the Bridge Loans or debt securities with an equivalent principal amount are retired, redeemed or otherwise paid down such that the aggregate EWG and FUCO investment under the authorization requested in (ii) does not exceed the cash proceeds from divestitures./25

------------------
23 Although the proceeds of divestitures may be invested in EWGs and FUCOs they would not be limited to such uses and could be used to finance the activities of the E.ON Group generally, as authorized or permitted under the Act.

24 E.ON's pro forma consolidated retained earnings amounted to $13.8 billion (excluding accumulated other comprehensive income ("OCI")) as of December 31, 2000. As of September 30, 2001 E.ON's pro forma consolidated retained earnings, including OCI, would be $12.5 billion. OCI as of December 31, 2000 was $813 million. Until 2002, E.ON did not calculate OCI on a quarterly basis and, consequently, a consolidated retained earnings figure as of September 30, 2001 is unavailable. Dividends of approximately $888 million paid in May 2001 and a loss on the disposition of MEMC of approximately $755 million contributed to the reduction in retained earnings through September 30, 2001. E.ON's pro forma consolidated retained earnings as of December 31, 2001 amounted to $10.5 billion.

25 The amount of Bridge Loan authorization requested would be automatically reduced by the fair market value of any TBD Subsidiary that E.ON exchanges for non-cash consideration. Bridge Loans could be any combination of securities that E.ON is authorized to issue under the Act. The issuance of such securities would be subject to all the restrictions and commitments applicable to securities issuances by E.ON including E.ON's commitment to maintain a minimum equity capitalization ratio and E.ON's commitment to maintain an investment grade credit rating. In addition, E.ON has committed that prior to issuing debt, preferred securities or equity, E.ON will evaluate the relevant financial implications of the issuance, including without limit, the cost of capital, and select the security that provides the most efficient capital structure consistent with sound financial practices and the capital markets. Likewise, when E.ON is considering what securities to retire, redeem or otherwise pay down with divestiture proceeds it will employ a similar analysis with the objective of securing the most efficient capital structure consistent with sound financial practices and the capital markets.

The $35 billion Bridge Loan authorization plus the $25 billion additional investment amount referred to in (iii) above, are in the aggregate referred to as the "Aggregate EWG/FUCO Financing Limitation". The proposed amount of E.ON's securities issuances for the purpose of financing EWG and FUCO investments is included in E.ON's External Financing Limit.

          (i)  Retention of Existing Foreign Utility and Energy-related
               Businesses

          E.ON will join the other existing non-U.S. registered holding companies as a registered holding company with significant foreign investments and operating experience in foreign markets. As of December 31, 2001, E.ON had an "aggregate investment," as the term is defined in Rule 53(a) under the Act, in EWGs and FUCOs of $3.811 billion./26 This investment represents 36% of E.ON's pro forma consolidated retained earnings of $10.499 billion as of December 31, 2001, as adjusted for the Acquisition and determined in accordance with U.S. GAAP.

          Due to E.ON's history as a significant operator and investor in foreign utility companies at the time that it will become a registered holding company, a forward-looking view of the appropriate level of investment in EWGs and FUCOs is most valuable in determining whether the additional investments proposed in this Application will have a substantial adverse effect upon the financial integrity of the registered holding company system. This approach is consistent with the Commission's position in the National Grid Order and the Powergen Order. Thus, E.ON should be permitted to retain its existing foreign utility and energy-related businesses and should not be required to include such investment in the calculation of the Aggregate EWG/FUCO Financing Limitation.

          (ii) Reinvestment of Proceeds from the Divestiture of Nonutility Businesses.

          E.ON proposes to divest significant non-utility, non-FUCO assets. See Exhibit G-1 to the Acquisition Application. In this Application E.ON has requested authorization to reinvest the proceeds of such divestitures in eligible EWG and FUCO assets. Eligible FUCO assets include non-U.S. electric and gas utilities as well as energy-related and other functionally related activities such as water utility assets. Because the reinvestment may occur by using Bridge Loans for a period until divestiture proceeds have been obtained, Bridge Loans of up to $35 billion are included in the Aggregate EWG/FUCO Financing Limitation. The Bridge Loan authorization would be automatically reduced by the fair market value of any TBD Subsidiary that E.ON exchanges for non-cash consideration.

          E.ON should not be penalized because of the unique requirements of German law. If the TBD Subsidiaries were held within a FUCO group of companies, the FUCO could invest

------------------
26 Presently, E.ON has no EWG investments and its FUCO investment is in E.ON Energie only. E.ON's aggregate investment in E.ON Energie reflects the book value of E.ON's investment, including loans, in E.ON Energie as of December 31, 2001. E.ON valued the profit and loss transfer agreement between E.ON and E.ON Energie by estimating E.ON's potential exposure based on prior experience and projected potential payment amounts.

the divestiture proceeds in FUCO activities without affecting E.ON's aggregate investment in EWGs and FUCOs. E.ON cannot take advantage of this structure, however, due to the particulars of German corporate law. German law effectively prevents E.ON from transferring these businesses under a holding company that could provide a FUCO "umbrella" exemption. The additional investments of divestiture proceeds in EWGs and FUCOs do not involve any additional commitment by E.ON to its non-U.S. businesses. Rather, the substance of the transactions is the Euro-for-Euro substitution of utility or energy-related investments for non-utility investments. Unlike the FUCO investments of U.S. holding companies, no part of the capital currently invested in E.ON's FUCO and non-utility operations was derived, directly or indirectly, from U.S. ratepayers.

          Because the timing of the receipt of divestiture proceeds will not always coincide with the opportunity to invest in additional EWG or FUCO assets, the authorization requested to reinvest divestiture proceeds would also include flexibility for E.ON to enter into bridge financing arrangements, i.e., Bridge Loans, so that attractive investment opportunities could be pursued pending the ultimate receipt of divestiture proceeds. When the divestiture proceeds are received by E.ON it would retire, redeem or otherwise pay down the Bridge Loans or securities with an equivalent principal amount, so that the aggregate EWG and FUCO investment made by E.ON under the authorization to reinvest divestiture proceeds does not, in fact, exceed the proceeds from the divestitures.

          (iii) Additional Investments in EWGs/FUCOs

          Applicants request authorization to finance additional EWG/FUCO investments in an aggregate amount at any time up to $25 billion, in addition to E.ON's existing investments and the reinvestment of the proceeds of divestitures. Such financings may include the issue or sale of a security for purposes of financing the acquisition or operations of an EWG or FUCO, or the guarantee of a security of an EWG or FUCO.

          E.ON's diversified multi-utility portfolio enhances the stability of its energy division by reducing the risk of any one operation. E.ON has substantial experience and expertise in managing a multi-utility portfolio, as reflected in its earnings from its foreign utility operations. Further, E.ON subjects its potential FUCO investments to careful scrutiny to minimize the risks associated with such investments. This risk review and management process accords with that outlined in the Commission's February 7, 2001 proposed rulemaking on foreign utility companies and with the practice of registered holding companies that have received similar authorization.

          Following the Acquisition, E.ON will maintain a corporate structure that separates its foreign operations, with the exception of LG&E Energy's FUCO holdings, from its U.S. utility operations, insulating the latter from any adverse effects from FUCO investments. The organization of the U.S. utility activities under LG&E Energy, PUSIC and E.ON US reflects E.ON's intent to operate the U.S. utility business in a financially independent manner.

          In addition, E.ON will commit not to seek to recover any FUCO losses from its Utility Subsidiaries or their customers. E.ON further commits not to issue additional debt securities to finance EWG or FUCO acquisitions if upon original issuance its senior debt obligations are not rated investment grade by at least one of the major rating agencies (i.e., Standard & Poor's Corporation, Fitch Ratings and Moody's Investor Service) and it commits to maintaining a capital structure in which common equity comprises at least 30% of its consolidated capitalization.

          (iv) Compliance with Rule 53

          E.ON is seeking authority to finance after the Acquisition EWG and FUCO investments so long as the additional "aggregate investment" by E.ON in EWGs and FUCOs through May 31, 2005 (the "Authorization Period"), not including E.ON's pre-Acquisition investment, does not exceed the Aggregate EWG/FUCO Financing Limitation. Rule 53 provides that, if each of the conditions of paragraph (a) is met, and none of the conditions of paragraph (b) is applicable, then the Commission may not make certain adverse findings under Sections 6, 7 and 12 of the 1935 Act in determining whether to approve a proposal by a registered holding company to issue securities in order to finance an investment in any EWG or to guarantee the securities of any EWG. Giving effect to the proposals contained herein, E.ON will satisfy all of the conditions of Rule 53(a) except for clause (1). E.ON's aggregate investment (as defined in Rule 53(a)(1)) in EWG's and FUCO's as of December 31, 2001 is $3.811 billion. In addition, the combined LG&E Energy Group and Powergen aggregate investment in EWG's and FUCO's as of December 31, 2001 is $1.075 billion.27 As of December 31, 2001, on a pro forma basis to reflect the Acquisition, E.ON had consolidated retained earnings of $10.499 billion. The combined E.ON, Powergen and LG&E Energy aggregate investment ($4.886 bn) represents approximately 47% of E.ON's pro forma consolidated retained earnings.28 Including the reinvestment of the expected proceeds from divestitures of approximately $35 billion as aggregate investment, the combined E.ON, Powergen and LG&E Energy aggregate investment ($39.886 bn) would represent approximately 380% of E.ON's pro forma consolidated retained earnings.

          Rule 53(c) states that, in connection with a proposal to issue and sell securities to finance an investment in any EWG, or to guarantee the securities of any EWG, a registered holding company that is unable to satisfy the requirements of paragraph (a) or (b) of Rule 53 must "affirmatively demonstrate" that such proposal:

o will not have a substantial adverse impact upon the financial integrity of the registered holding company system; and

o will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of the State commissions to protect such subsidiary or customers.

          E.ON notes that the Commission has previously analyzed the requirements of Rule 53(c) in connection with requests by a number of U.S. registered holding companies to

------------------
27 Powergen's Rule 24 Certificate, filed on March 28, 2002 in SEC File No. 70-9671, states that its aggregate investment was $1.075 bn as of December 31, 2001.

28 The aggregate investment of $4.886 bn comprises aggregate investment of $3.811bn for E.ON, $0.473 bn for Powergen and $0.602 bn for LG&E Energy.

exceed the so-called "50 percent limit" under Rule 53. See Southern Co. ("Southern"), Holding Co. Act Release No. 26501 (April 1, 1996); Central and South West Corporation ("CSW"), Holding Co. Act Release No. 26653 (Jan. 24,
1997); GPU, Inc. ("GPU"), Holding Co. Act Release No. 26779 (Nov. 17, 1997); Cinergy Corp. ("Cinergy"), Holding Co. Act Release No. 26848 (March 23, 1998); American Electric Power Company ("AEP"), Holding Co. Act Release No. 26864 (April 27, 1998); and New Century Energies ("NCE"), Holding Co. Act Release No. 26982 (Feb. 26, 1999), Cinergy Corp., Holding Co. Act Release No. 27190 (aggregate limit in EWGs and FUCOs of $1.58 billion consisting of its current investment of $580 million plus $1.0 billion additional); Entergy Corp., Holding Co. Act Release No. 27184 (June 13, 2000) (aggregate limit of $2.7 billion based on average retained earnings in 1999); KeySpan Corp., Holding Co. Act Release No. 27272 (Nov. 8, 2000); Exelon Corp., Holding Co. Act Release No. 27296 (Dec. 8, 2000) (aggregate investment of $4.0 billion) (collectively, the "100% Orders"). In each of the 100% Orders, the applicant sought relief from the safe-harbor requirements of Rule 53(a)(1). The Commission found that the applicants in each of the 100% Orders had demonstrated successfully, through the use of certain financial indicators, that investing in EWGs and FUCOs in an amount in excess of 50% of their respective consolidated retained earnings would not have a substantial adverse impact on the financial integrity of the holding company system.

          In addition, in the National Grid Order and the Powergen Order, the Commission concluded that the applicants, each of which had significant existing FUCO investments, made the requisite showing under Rule 53(c), and authorized additional EWG and FUCO investments in an aggregate amount in excess of 50% of its consolidated retained earnings. Similar to the other foreign registered holding companies, E.ON has significant existing FUCO investments and seeks to invest additional amounts in FUCOs and EWGs in an amount in excess of 50% of its consolidated retained earnings.

          Like the other foreign registered holding companies, E.ON is also seeking to demonstrate here its compliance with a rule that was not drafted with foreign registered holding company systems in mind. The premise of Rule 53 is that the issuance of securities to fund foreign investments should not adversely affect the U.S. utility business of a registered holding company or the holding company's financial soundness. By focusing on the proposed EWG and FUCO investment as a percentage of the registered holding company's consolidated capitalization, net utility plant, total consolidated assets and market capitalization, the 100% Orders could be read to suggest that only investments that are small in relation to those financial measures are acceptable. The question simplistically stated is: "If the EWG and FUCO investments were lost, would that substantially hurt the holding company and its U.S. utility subsidiaries?" This test is fairly easily met where, as would generally be the case, a U.S. registered holding company has substantially more assets invested in its U.S. utility business than in its EWG or FUCO investments (even when the latter amount to a few billion dollars). E.ON, on the other hand is placed in a "tail wagging the dog" situation by such an interpretation of Rule 53 because it must show that its vastly larger foreign utility assets are insignificant in relation to the LG&E Energy Group and that the loss of its non-U.S. investment could not lead to adverse effects on the Utility Subsidiaries.

          It would be disingenuous to suggest that E.ON's FUCO assets are insignificant. Not only are they significant but they are anticipated to grow consistent with E.ON's strategy of divesting its nonutility businesses to become a leader in the global utility and energy industry. E.ON's focus on growing its energy and utility business in Europe, the U.S. and elsewhere around the world should make E.ON stronger, more diversified (in terms of exposure to the utility business in any one country), more profitable, and more able to develop and implement the best practices in the utility industry. The transformation from a conglomerate, active in many industries, to a pure-play energy and utility company also will improve the focus and responsiveness of E.ON's management to the utility business. These strengths should redound to the benefit of the Utility Subsidiaries.

          Because it is unrealistic to begin the Rule 53 analysis from the premise that E.ON might suffer a total loss in its FUCO investment, the question under Rule 53 should not be whether a FUCO portfolio or proposed investment amount is too big, but whether history and current practice indicate sound FUCO operations and investment practices and whether there are assurances that unexpected future adversities would not impact the U.S. utility subsidiaries of a registered holding company. The discussion below explains why, for E.ON, this is indeed the case.

          (v)  E.ON's Financial Soundness

          As described below, the size and market position of E.ON, as well as the financial integrity of the E.ON Group, is at least as secure as that of the applicants in the other matters in which the Commission has previously granted exceptions to the safe harbor requirements of Rule 53. Thus, this Application is consistent with the rationale of, and the conclusions reached by the Commission in, prior precedent.

          Each of the requirements of Rule 53(c) are addressed below:

1. The Proposed Transactions Will Not Have a Substantial Adverse Impact Upon the Financial Integrity of the E.ON System

          The use of proceeds from the issuance of debt and equity securities of E.ON to make additional investments in EWGs and FUCOs in amounts of up to the Aggregate EWG/FUCO Financing Limitation, and the issuance of, or provision for, guarantees in connection therewith by E.ON, will not have a "substantial adverse impact" on the financial integrity of the E.ON Group. This is demonstrated through analysis of historic trends in E.ON's consolidated capitalization ratios and retained earnings as well as consideration of E.ON's stringent review process for new investments.

          a)   Key Financial Ratios/Benchmarks

          As the figures below demonstrate, E.ON developed first as a foreign corporation engaged in the utility business in Germany and throughout Europe and only now will become involved, through the Acquisition, in the U.S. energy industry. As of December 31, 2001, E.ON's aggregate investment in FUCOs (i.e., E.ON Energie and its subsidiaries) was approximately $3.811 billion, or 36% of its pro forma consolidated retained earnings as of such date. On a pro forma basis to reflect the Acquisition and the reinvestment of the estimated proceeds of divestitures ($35 billion) in FUCO investments, E.ON's "aggregate investment" in EWGs and FUCOs as of December 30, 2001 would be approximately $39.886 billion, or approximately 380% of E.ON's pro forma consolidated retained earnings at December 31, 2001, calculated in accordance with U.S. GAAP. Additional investments in EWGs and FUCOs in an amount up to $25 billion, would result in total aggregate investment of approximately $64.886 billion, or 618% of E.ON's pro forma consolidated retained earnings at December 31, 2001.

          Although the reinvestment of divestiture proceeds is only a reallocation of assets from diversified businesses to foreign utilities and energy-related businesses, Bridge Loans may be used to accommodate differences in the timing of investment opportunities and divestiture proceeds. Since Bridge Loans could theoretically remain outstanding for as long as five years - the proposed retention period for Degussa and Viterra - the Bridge Loans are properly viewed as an issuance of securities for purposes of financing investments in EWGs and FUCOs. For these reasons, the Aggregate EWG/FUCO Financing Limitation includes both the maximum amount of Bridge Loans ($35 billion) and the new incremental issuance of securities ($25 billion) for purposes of financing investments in EWGs and FUCOs proposed by E.ON.

          In its comparisons to the Commission's prior 100% Orders, Applicants use both: (1) the $25 billion proposed investment amount, since that is the net additional investment (i.e., ignoring redeployed divestiture proceeds) over the long-term that will be financed through the issuance of securities and; (2) the total aggregate investment in EWGs and FUCOs ($65 billion) that could result under a combination of the maximum investment under the Aggregate EWG/FUCO Financing Limitation ($60 billion) with E.ON and Powergen's existing $4.886 billion investment.

          Capitalization Ratios. Aggregate investments in EWGs and FUCOs as described above would be a significant commitment of E.ON's capital, based on various key financial ratios but, nevertheless, appropriate given E.ON's strategy of refocusing its operations on the utility and energy business. The following chart shows how the proposed investments in an amount up to $25 billion or $65 billion compared to the percentages for the companies that received the 100% Orders and for National Grid and Powergen in the National Grid Order and the Powergen Order.

          For example, as of December 31, 2001, on a pro forma basis reflecting the Acquisition, investments of $25 billion would be equal to 43.9% of E.ON's total consolidated capitalization ($57.0 billion), 24.2% of total consolidated assets ($103.5 billion), and 69.8% of the market value of E.ON's outstanding common stock ($35.8 billion)./29

------------------
29 In the column showing consolidated capitalization in the table below, for example, the pro forma number in the denominator of the fraction used to calculate the percentage for E.ON reflects the combined capitalization of E.ON and Powergen after the Acquisition, but does not include the results of divestitures or project the result of new investments in EWGs or FUCOs. The investment in EWGs and FUCOs is in the numerator of the fraction and for E.ON, depending on the row, is either the incremental $25 billion investment, or the aggregate potential total EWG and FUCO investment amount ($65 billion) comprised of the existing EWG and FUCO investments of E.ON and Powergen ($4.886 billion), the redirection of TBD Subsidiary sale proceeds to EWG and FUCO investments ($35 billion), and the proposed incremental new investment ($25 billion).

   Investments in EWGs and FUCOs* as a percentage of:

 Company                         Consolidated       Consolidated Net    Total Consolidated     Market Value of
                                 Capitalization     Utility Plant       Assets                 Outstanding Common
                                                                                               Stock
 Southern                        16.3%              15.4%               11%                    20.4%
 CSW                             23%                23%                 14%                    31%
 GPU                             24.9%              34.2%               19.4%                  49.8%
 Cinergy                         16%                16%                 11%                    19%
 AEP                             16%                13.8%               9.8%                   18.5%
 NCE                             15.5%              12.9%               9.8%                   13.5%
 Entergy Corp.                   18.6%              17.4%               11.7%                  43.8%
 Cinergy 2000/30                 24.3%              24.6%               16.5%                  47.9%
 Exelon 2000/31                  18.9%              23.3%               11.1%                  28.2%
 Keyspan/32                      16.6%              20.9%               11.5%                  29.2%
 Average U.S. Based              19.0%              20.2%               12.6%                  30.1%
 National Grid/33                46.6%              N/A                 33.0%                  7.8%
 Powergen/34                     24.9%              46.4%               21.9%                  58.1%
 Average Non-US Based            35.8%              46.4%               27.5%                  33.0%
 Average of Above                21.8%              22.5%               15.0%                  30.6%
 E.ON - $25 billion investment    43.9%             N/A                 24.2%                  69.8%
 level/35
 E.ON - $65 billion investment   114%               N/A                 63%                    182%
 level/36

* Assumes investment in EWGs and FUCOs is equal to 100% of consolidated retained earnings or, with respect to National Grid and Powergen, the amount of EWG and FUCO investment authorized by the Commission.


          The comparison demonstrates the "tail wagging the dog" problem. E.ON's foreign operations are significant and its proposed FUCO investment is commensurately larger. U.S.-based registered holding companies, in contrast, have been subject to diversification restrictions and have substantially more assets invested in the U.S. utility business than in EWG or FUCO investments.

          The comparison also demonstrates a timing issue. The full amount of E.ON's proposed investments would not be made at once. Investments will be made over a period of

------------------
30 Cinergy Corp., supra, Holding Co. Act Release No. 27190 (aggregate limit in EWGs and FUCOs of $1.58 billion consisting of its current investment of $580 million plus $1 billion additional).

31 Exelon Corp., supra, Holding Company Act Release No. 27266.

32 KeySpan Corp., supra, Holding Co. Act Release No. 27272.

33 The National Grid Order.

34 Powergen Order. In computing investments in EWGs and FUCOs as a percentage of consolidated net utility plant, Powergen included distribution and generation assets subject to U.K. regulation.

35 See note 29, supra and accompanying text.

36 Id.

time during which E.ON's consolidated capitalization and retained earnings are likely to grow. In addition, E.ON's program of expanding in the U.S. will likely proceed. The numbers above reflect a hypothetical assumption that as much as $67 billion may be invested in EWGs and FUCOs. It is more realistic, however, to project that U.S. acquisitions will take a significant portion of E.ON's capital expenditure budget and EWG and FUCO investments will be commensurately reduced. For this reason, the percentage comparison presented above is static, one dimensional and of limited value as a predictor of the effect of FUCO investments on the overall financial soundness of the E.ON Group. E.ON's ongoing commitments to follow prudent investment practices and to maintain minimum common stock equity levels and investment grade credit ratings will do more to assure its continued financial soundness.

          E.ON's credit rating is currently Aa2/AA- by Moody's and Standard & Poor's. E.ON's consolidated capitalization and interest coverage ratios for 2001, on a pro forma basis to reflect the Acquisition, are within industry ranges set by independent debt rating agencies for similarly rated companies, as shown below:

-------------------------------------- -------------------------------------------------- ----------------------------
                                       E.ON's Consolidated Debt to Capitalization and     1999 Average Industry
                                       Interest Coverage Ratios for the year ended        Ratios for Similarly Rated
                                       December 31, 2001                                  Investor-Owned Utilities/37
-------------------------------------- -------------------------------------------------- ----------------------------
Total Debt/Capital                        51.3%                                                      52.0%
-------------------------------------- -------------------------------------------------- ----------------------------
Pre-Tax Earnings Interest Coverage/38     2.8x                                                       3.0x
-------------------------------------- -------------------------------------------------- ----------------------------
Funds from Operations Interest            2.8x                                                       4.0x
Coverage
-------------------------------------- -------------------------------------------------- ----------------------------


          As these statistics demonstrate, E.ON will be financially sound post-Acquisition. Further, as noted elsewhere in this Application, E.ON commits to maintain its common stock equity (including minority interest) as a percentage of total capitalization, measured on a book value U.S. GAAP basis, at 30% or above. E.ON also commits to maintain its senior unsecured long-term debt rating at an investment grade level.

          Rule 53(b) factors. It is noteworthy that none of the financial conditions described in Rule 53(b) is applicable. First, there has been no bankruptcy of any E.ON subsidiary company "having assets with book value exceeding an amount equal to 10 percent or more of consolidated retained earnings" in which a plan of reorganization has not been confirmed. Second, the average consolidated retained earnings for the two most recent semiannual periods has not decreased by 10 percent from the average for the previous two semiannual periods./39 Third, in the past fiscal year, E.ON has not reported, on a consolidated basis, operating losses attributable to its direct or indirect investments in FUCOs. E.ON undertakes to notify the Commission by filing a post-effective amendment in this proceeding

------------------
37 Source: Standard and Poor's Utility Financial Statistics.

38 Pre-tax interest coverage was calculated as the ratio of the interest expense of the combined E.ON/Powergen group as compared to the combined group EBIT (earnings before net interest income and taxes).

39 Although Rule 53 specifies quarterly periods, E.ON is not required to prepare accounts with this frequency.

in the event that any of the circumstances described in Rule 53(b) arise during the Authorization Period.

          Other Indicators. Other financial indicators also show the financial strength of E.ON. For example, E.ON's net income for 2001 was $1.823 billion, a decrease of $1,529 million over net income of $3.352 billion for 2000,/40 which was $340 million higher than 1999. Similarly, E.ON's basic earnings per share from continuing operations were $3.44 for 2001 as compared to $5.21 for 2000 and $6.03 for 1999. On a pro forma basis to reflect the Acquisition, E.ON's earnings per share are $2.92 per share and its return on equity is 9.0%. E.ON will continue to provide the financial information required by Form 20-F to permit the Commission to monitor the effect of E.ON's EWG and FUCO investments on E.ON's financial condition. E.ON's indicated dividend rate for the year ended December 31, 2001, was $1.42 per share. In comparison to E.ON's basic earnings per share from continuing operations of $3.44 for the year ended December 31, 2001, the dividend payout ratio is 41.3%. These numbers demonstrate that E.ON is operated conservatively and that much of its earnings are reinvested in operations.

          b) E.ON's Review Process for New Investments

          Another aspect of the Commission's inquiry into the proposed FUCO financing focuses on whether risks associated with the foreign utility businesses could adversely affect the financial stability of the system. In this regard, E.ON's successful operation of an international generation, distribution, and supply business indicates that E.ON has sound management skills and expertise in the utility industry, particularly as it relates to foreign utility operations.

          In addition, E.ON utilizes a stringent review process to assess the risks associated with new investments, including EWGs and FUCOs, to provide a framework for managing investment decisions and to establish minimum requirements for the investment process, so that decisions are made in a consistent, informed and controlled environment.

          The E.ON capital expenditure guidelines ("Capex Guidelines") establish group-wide, uniform valuation criteria and procedures for assessing investments. "Investment" is a generic term covering capital expenditure (i.e., the purchase, manufacture, rental, and leasing of assets), equity investments, and the sale of assets or investments. The Capex Guidelines ensure that the E.ON Group takes a uniform approach to strategy, returns, and risk exposure and allocates its financial resources efficiently. They provide a framework for managing investment decisions and set out minimum requirements for the assessment procedure. The procedure applies to all projects within the E.ON Group with a volume that exceeds the threshold established in the bylaws of the Board of Management, in the division parent company's Articles of Association, or agreed on between E.ON and the divisions.

          Investments are evaluated against a range of criteria, including strategic and financial fit, impact on E.ON Group earnings and financing, and economic measures. Economic

------------------
40 The difference in E.ON's net income between 2000 and 2001 can be attributed in significant part to gains from the disposal of businesses and/or fixed assets. In 2000, E.ON had gains of Euro 4,881 million ($4,582 million) primarily resulting from the disposal of shareholdings in E-Plus and Cablecom. In 2001, gains of Euro 1,610 million ($1,433 million) were derived from gains realized on the sale of investments in subsidiaries by Degussa, E.ON Energie and Viag Telecom.

measures include dynamic valuation criteria such as discounted cash flows, internal rate of return, and payback period. Investments are assessed on an after tax basis and on the basis of nominal parameters. All investments are assessed against individual hurdle rates. The hurdle rates are the minimum requirement. In order to create value, projects must demonstrate a positive net present value ("NPV") at these discount rates. The hurdle rates are updated and approved by the E.ON Management Board annually.

          A project presentation is required to gain approval for investment. The presentation includes all relevant information that is necessary to understand the project and its strategic, legal, tax, and economic background as well as its profitability, earnings impact, and risk exposure.

          Key factors on the project's profitability (like development of sales volume, of prices, and of margins) are subject to uncertainty. The project presentation therefore also covers scenarios and sensitivity analyses. These analyses illustrate the changes in profitability due to altered key factors. Sensitivity analyses illustrate the changes in profitability due to gradual fluctuations of individual factors. Contingency scenarios, however, describe possible and consistent future developments with changes in several of these factors.

          Post Completion Audits ("PCAs") are presented after the investment has been made, to enable lessons to be learned. PCAs are presented for individual projects with strategic significance and for projects that show significant deviations to the business plan originally presented (for example with regard to cash flows, time schedule). PCAs include a comparison of the planned and the realized initial capital expenditure as well as a comparison of the planned and realized operating cash flows, an updated profitability calculation based on realized cash flows and an updated business plan, information about delays in the time schedule, and a deviation analysis including a description of counteractions to secure the present value and the return originally expected.

2. The Proposed Transactions Will Not have an Adverse Impact on Any U.S. Utility Subsidiary, Any Customers of a U.S. Utility Subsidiary, or on the Ability of the State Public Utility Commissions to Protect Such Customers

          E.ON's request for authorization to make additional investments in EWGs and FUCOs after the Acquisition will not have an "adverse impact" on the Utility Subsidiaries, their respective customers, or on the ability of the relevant state commissions to protect the Utility Subsidiaries or their customers. This is well supported by: (i) the insulation of the Utility Subsidiaries and their customers from potential direct adverse effects of investments in EWGs and FUCOs; (ii) analyses of the Utility Subsidiaries' financial integrity (including ability of the Utility Subsidiaries to issue senior securities); and (iii) the effectiveness of the state commission oversight. We note that the Commission solicited the views of the KPSC, VSCC and TRA on whether they had the ability to protect the Utility Subsidiaries and their customers in light of E.ON's proposed EWG and FUCO investments. Each of the state commissions responded that the proposed investments would not have an adverse effect.

          a)   Insulation From Risk

          The investments of E.ON in EWGs and FUCOs will be segregated from the Utility Subsidiaries. None of the Utility Subsidiaries will provide financing for, extend credit to, or sell or pledge its assets directly or indirectly to any EWG or FUCO in which E.ON owns any interest, except in the case of EEI, an EWG subsidiary of KU. Any losses that may be incurred by E.ON's EWGs and FUCOs will have no effect on domestic rates of any Utility Subsidiary. E.ON commits not to seek recovery in retail rates of the Utility Subsidiaries for any failed investment in, or inadequate returns from, an EWG or FUCO investment.

          Moreover, to the extent that there may be indirect impacts on the Utility Subsidiaries from E.ON's EWG or FUCO investments through effects on E.ON's capital costs, the state commissions regulating the Utility Subsidiaries can set the cost of capital for electric utilities by comparison with selected groups of domestic utilities, which may exclude any utilities with adverse impacts due to EWGs and FUCOs. Therefore, the states have the authority and the mechanism to prevent any adverse effects on the cost of capital due to investments in EWGs and FUCOs from being passed on to ratepayers.

          E.ON will comply with the requirements of Rule 53(a)(3) regarding limiting the use of the Utility Subsidiaries' employees to provide services to EWGs and FUCOs. It is contemplated that project development, management and home office support functions for the FUCOs currently held by E.ON will be largely performed by Powergen and E.ON Energie and their respective subsidiary companies, and by outside consultants (e.g., engineers, investment advisors, accountants and attorneys) engaged by Powergen or E.ON Energie. Accordingly, E.ON's need for the support of personnel provided by the Utility Subsidiaries is expected to be modest. E.ON also will comply with the other conditions of Rule 53(a) providing specific protections to customers of the Utility Subsidiaries and their state commissions, in particular, the requirements of Rule 53(a)(1) regarding the preparation and making available of books and records and financial reports regarding EWGs and FUCOs, and the requirements of Rule 53(a)(4) regarding the provision of EWG and FUCO-related information to every federal, state and local regulator having jurisdiction over the retail rates, as applicable, of the Utility Subsidiaries.

          Except with respect to Powergen Group Holdings, the Powergen Group FUCO, which will provide financial statements in accordance with U.K. GAAP with reconciliations of material variations from US GAAP, E.ON also will comply with Rule 53(a)(2)(ii), which requires each majority-owned FUCO subsidiary of a registered holding company to maintain its books, records and financial statements in conformity with U.S. GAAP and requires the registered holding company to provide the Commission with access to such books and records. For each non-majority owned FUCO subsidiary, E.ON will endeavor to comply with Rule 53(a)(2)(iii), which requires either US GAAP books, records and financial statements or, upon request, for E.ON to provide a description and quantification of material variations from U.S. GAAP if another comprehensive body of accounting principles is followed.

          b)   Financial Integrity of the Utility Subsidiaries

          Investments in EWGs and FUCOs will not have any negative impact on the ability of the Utility Subsidiaries to fund operations and growth. The Utility Subsidiaries currently have financial facilities in place that are adequate to support their operations. These facilities will continue after the Acquisition. The Utility Subsidiaries are in good financial health, as indicated by such factors as debt/equity ratios of the Utility Subsidiaries, earnings coverages, and security ratings. The expectation of continued strong credit ratings by the Utility Subsidiaries should allow them to continue to access the capital markets to finance their operations and growth.

          Debt/Equity Ratios. Debt (including short-term debt) ratios of the two Utility Subsidiaries are consistent with the industry range for "A" rated electric utilities. The current industry median for "A" rated utilities is approximately 50.5%. See Standard & Poor's Utility Financial Statistics.

Debt as % of            12/31/98         12/31/99         12/31/00      12/31/01
Capitalization

LG&E                     44.96%           48.96%           45.24%        43.25%
KU                       45.79%           44.66%           43.48%        40.90%


          E.ON commits to maintain the common stock equity ratios of each of LG&E and KU, on an individual basis, at a minimum of 30%.

          Earnings Coverages. The Utility Subsidiaries' ability to issue debt and equity securities in the future depends on their financial strength at the time such securities are issued. To the degree they issue senior secured debt, they must comply with certain coverage requirements designated in their mortgage bond indentures. For the twelve month period ended December 31, 2001, indenture earnings coverages for the Utility Subsidiaries were approximately 6.42x for LG&E and 6.15x for KU, in each case well above the required coverages of 2.0x. Accordingly, the Utility Subsidiaries should have more than adequate earnings coverages to meet their interest expense obligations in the foreseeable future.

          Security Ratings. The Utility Subsidiaries' coverages have generally been within the 3.0x to 5.0x ranges set by the major rating agencies in recent years. The Utility Subsidiaries continue to show adequate financial statistics as measured by the rating agencies.

------------------------------------- -------------------- ------------------ ----------------- ----------------------
LG&E*                                 12/31/98             12/31/99           12/31/00          12/31/01
------------------------------------- -------------------- ------------------ ----------------- ----------------------
Long-Term Corp. Rating                A+                   A+                 BBB+              BBB+
------------------------------------- -------------------- ------------------ ----------------- ----------------------
Senior Secured Debt                   A+                   A+                 A-                A-
------------------------------------- -------------------- ------------------ ----------------- ----------------------
Senior Unsecured Debt                 A                    A                  BBB               BBB
------------------------------------- -------------------- ------------------ ----------------- ----------------------
Preferred Stock                       A                    A-                 BBB-              BBB-
------------------------------------- -------------------- ------------------ ----------------- ----------------------

------------------------------------- -------------------- ------------------ ----------------- ----------------------
KU*                                   12/31/98             12/31/99           12/31/00          12/31/01
------------------------------------- -------------------- ------------------ ----------------- ----------------------

------------------------------------- -------------------- ------------------ ----------------- ----------------------
Long-Term Corp. Rating                A+                   A+                 BBB+              BBB+
------------------------------------- -------------------- ------------------ ----------------- ----------------------
Senior Secured Debt                   AA-                  AA-                A-                A-
------------------------------------- -------------------- ------------------ ----------------- ----------------------
Senior Unsecured Debt                 n/a                  n/a                n/a               n/a
------------------------------------- -------------------- ------------------ ----------------- ----------------------
Preferred Stock                       A+                   A-                 BBB-              BBB-
------------------------------------- -------------------- ------------------ ----------------- ----------------------


* Standard & Poor's


          E.ON does not believe that investments made in EWGs and FUCOs will negatively affect the credit ratings of the Utility Subsidiaries, LG&E and KU.

          c)   Utility Subsidiaries' Capital Needs

          Additional investments in EWGs and FUCOs will not have any negative impact on the Utility Subsidiaries' ability to fund operations and growth. Present projections indicate that the Utility Subsidiaries will continue to fund their operations and their construction expenditures primarily from internal sources of cash and from sales of securities and other borrowings for the next two years. Moreover, due to their credit ratings the Utility Subsidiaries should be able to access the capital markets as needed.

          The VSCC has asked the Commission to make clear in its order that the Utility Subsidiaries, in furtherance of their public service obligations, have a priority claim on capital from E.ON, over FUCO and EWG investments. To that end, E.ON commits to maintain adequate capitalization of the Utility Subsidiaries so that they can continue to meet their public service obligations. E.ON will provide capital to the Utility Subsidiaries, as necessary to support public service obligations, on a priority basis before E.ON funds its EWG and FUCO investments.

          Utility Subsidiaries - Construction Expenditures: actual and projected, including Allowance for Funds Used During Construction ($ million):

                1998           1999           2000          2001           2002
LG&E            $138           $195           $192          $274           $217
KU              $92            $181           $174          $155           $259


          Percent internally generated:

                1998           1999           2000          2001           2002
LG&E            100%           100%           100%          89%            100%
KU              100%           100%           100%          100%           62.5%


          d)   Adequacy of State Commission Oversight

          E.ON believes that the three state commissions having jurisdiction over the Utility Subsidiaries, namely, Kentucky, Virginia, and Tennessee (collectively, "State Commissions") are able to protect utility customers within their respective states. The State Commissions that have reviewed the Acquisition have not raised objections to Powergen's and/or LG&E Energy's current or proposed investments in EWGs or FUCOs./41 Additionally, E.ON will be subject to reporting requirements at the state level. The Utility Subsidiaries are also subject to audits by the FERC. Such audits have not raised any issue relative to affiliate transactions generally.

          In connection with the Acquisition, the Commission has requested the views of each of the State Commissions with regard to state jurisdiction over the respective Utility Subsidiaries and the State Commission's authority and ability to protect ratepayers. The responses to the Commission's letters to the State Commissions attest to the adequacy of State Commission oversight./42

          Finally, as noted above, the State Commissions will have the authority to make adjustments in a Utility Subsidiary's cost of capital to take into account any negative effect from E.ON's investments in EWGs and FUCOs. For all these reasons, the State Commissions will have adequate authority to protect the Utility Subsidiaries' ratepayers from any adverse effect associated with E.ON's investments in EWGs and FUCOs.

------------------
41 Section 33(c)(2) provides that the State Commissions may make recommendations to the Commission regarding a registered holding company's relationships to FUCOs, and that the Commission shall "reasonably and fully consider" such recommendations.

42 See letter from K. David Waddell, Executive Secretary, Tennessee Regulatory Authority to Catherine Fisher, Assistant Director, Office of Public Utility Regulation, Securities and Exchange Commission dated February 4, 2002; letter from Martin J. Huelsmann, Chairman, Commonwealth of Kentucky Public Service Commission to Catherine Fisher dated February 4, 2002 and; letter from Philip R. De Haas, Counsel to the Commonwealth of Virginia State Corporation Commission to Catherine Fisher dated February 8, 2002.

          (vi) Compliance With Rule 54

          Rule 54 provides that the Commission, in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or FUCO, or other transactions by such registered holding company or its subsidiary other than with respect to EWGs or FUCOs, shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if the provisions of Rule 53(a), (b), and (c) are satisfied. Since E.ON's pro forma "aggregate investment" in EWGs and FUCOs will exceed 50% of its pro forma consolidated retained earnings, the provision of Rule 54 will not be satisfied. However, to enable the Commission to monitor the impact of transactions for which authority is sought, E.ON proposes to report the following additional information in the semiannual Rule 24 certificates:

          1. A Rule 53(a) computation - a calculation of the ratio of E.ON's aggregate investment in EWGs and FUCOs to E.ON's average consolidated retained earnings (both as determined in accordance with Rule 53(a));

          2. A statement of aggregate investment as a percentage of the following: total capitalization, net utility plant, total consolidated assets and market value of common equity, all as of the end of the semiannual period;

          3. A statement of E.ON's authorized EWG and FUCO investment limit and the amount of unused investment authority based on the aggregate investment as of the end of the semiannual period;

          4. Consolidated capitalization ratios as of the end of the semiannual period;

          5. The market-to-book ratio of E.ON's common stock as of the end of the semiannual period;

          6. An analysis of the growth in consolidated retained earnings, which segregates total earnings growth attributable to EWGs and FUCOs from that attributable to other E.ON subsidiaries; and

          7. A statement of revenues and net income of each of E.ON's EWGs and FUCOs for the twelve months (or six months, as applicable) ended as of the end of the semiannual period (such statement to indicate which EWGs and FUCOs were acquired during the reporting period).

          This information is the same as that required by the Commission with respect to the registered systems that have obtained 100% Orders. The Applicants believe that such reporting requirements will assist the Commission in its determinations concerning the effect of EWGs and FUCOs on other transactions for which E.ON and other system companies will require Commission authorization.

          (b) ETC Subsidiaries.Under Section 34 of the Act, E.ON may acquire the securities of an ETC without prior authorization under the Act and an ETC may issue and sell securities without restriction under the Act. Accordingly, E.ON and its ETC subsidiaries are not requesting authorizations in this Application with respect to such transactions.

          (c) TBD Subsidiaries and Retained Nonutility Subsidiaries. The TBD Subsidiaries and E.ON's nonutility subsidiaries that are not now or hereafter held within a FUCO group or the LG&E Energy Group (the "Retained Nonutility Subsidiaries") will in many cases finance their own businesses in accordance with the exemption provided in Rule 52(b) under the Act or as provided below./43

          The E.ON Group companies (other than the LG&E Energy Group companies) propose to finance the TBD Subsidiaries and the Retained Nonutility Subsidiaries through capital contributions, loans, guarantees, the purchase of equity or debt securities or other methods throughout the Authorization Period. In connection with the financing of the TBD Subsidiaries, investments would not exceed $4.0 billion. In connection with the financing of the Retained Nonutility Subsidiaries, investments would not exceed the amount of financing authorization sought in this Application (i.e., $75 billion). The authorization requested would not apply to LG&E Energy or any company in the LG&E Energy Group.

          Applicants request such authorization to allow the E.ON Group (other than the LG&E Energy Group companies) to finance the TBD Subsidiaries and the Retained Nonutility Subsidiaries consistent with German law. For example, in transactions between German companies and their foreign subsidiaries, German tax law assumes market rate financing between companies in the same corporate group because market rate pricing assures that intercompany loans will not be used to transfer profits from one related entity to another (including, to transfer profits to entities based outside Germany in jurisdictions with lower tax rates)./44 Market rates also allow the lending entity to recover its true costs of liquidity, and the risks associated with credit quality and interest rate and currency variability. Sound corporate management is also encouraged by requiring each autonomous business unit within the E.ON Group to seek the best terms for its financing. The management of each subsidiary must maximize its profitability and controlling financing costs is one component of that task. If E.ON or another entity within the E.ON Group is required to lend at cost to an associate, the responsibility for controlling the cost of funds will be shifted from the borrower to the lender./45

          A cost-based funding rule rather than a market rate funding rule can lead to additional adverse effects. German corporate law requires all joint stock companies to provide a dependency statement in their annual financial reports. The dependency statement almost

------------------
43 E.ON seeks authorization in the Acquisition Application to invest up to $4.0 billion in the TBD Subsidiaries pending divestiture to support these businesses and prepare them for sale. E.ON may use the proceeds of Securities issued under the authorization requested herein to finance such investments.

44 Section 1 of the German Foreign Tax Law provides: "If the income of a taxpayer resulting from his transaction with the related party is reduced because the taxpayer has, in the transaction with the foreign related party, agreed on terms and conditions which deviate from those which unrelated third parties would have agreed to upon under the same or similar circumstances, then the taxpayer's income shall, not withstanding other provisions, be so determined as if such income would have been earned under terms and conditions agreed upon between unrelated parties."

45 See, e.g., Energy East Corp., Holding Co. Act Release No. 27228 (September 12, 2000); Entergy Corp., Holding Co. Act Release No. 27039 (June 22, 1999) (a requirement that the lender charge only its effective cost of capital for nonutility loans when market rates are greater would result in a subsidy to the nonutility borrower).

always concludes that all transactions with affiliated companies have been conducted on an arm's length basis and not to the reporting company's disadvantage because a failure to follow arm's length terms could subject the company to a shareholder suit. If the lender's cost of funds is higher than the market rate, the margin above market could be considered a deemed distribution of capital or a deemed dividend from the borrower to the lender if the borrower is a subsidiary. A deemed distribution may have adverse tax consequences and a deemed distribution of capital may violate certain corporate law restrictions with regard to payments from capital. If the lender finances a subsidiary at cost which is below market rates, the subsidiary would accrue an advantage that the lender may not recover, particularly if the borrower is a TBD Subsidiary that will be divested in the near future.

          The role of German corporate law in mandating market rate financing among affiliated companies merits discussion in additional detail. Section 57 of the Joint Stock Company Act addresses the prohibition on the repayment of capital. A German joint stock company may not repay to its shareholders any capital contributed by them. Consequently, any payments to shareholders must be made only from company profits as shown in the balance sheet.

          A prohibited repayment of capital can not only occur in explicit form but also in a concealed form, if a transaction between a company and its shareholder shows a disproportion or incongruity between consideration and performance. This is always the case if there are market prices or rates for the respective consideration and these are not taken into account in the relevant transaction. It is notable that German law in this regard addresses one of the very same holding company abuses underlying the adoption of the 1935 Act where, as stated in Section 1(b)(2) of the Act, "subsidiary public utility companies are subjected to excessive charges for services, construction work, equipment and materials, or enter into transactions in which evils result from an absence of arm's length bargaining . . ."

          The legal consequence under the Joint Stock Company Act of any such repayment of capital is that the respective transaction or contract is legally void, overpayments have to be reimbursed and the management board may be subject to damage claims./46

          Furthermore, German joint stock company law sets specific requirements for the conduct of business between group companies. Any disadvantageous influence of the parent company on its subsidiary is restricted to the extent that any consequential disadvantages caused by the parent have to be compensated./47 If not compensated, the parent and its legal representatives, i.e. the management board and the supervisory board, would be subject to damage claims./48

          In addition, the dependent subsidiary must prepare an annual dependency report in which it describes all transactions with the parent or any other group company of the parent, together with all measures and acts the dependent subsidiary has taken upon request of the

------------------
46 Section 93 III no. 2, Joint Stock Company Act.

47 Section 311, Joint Stock Company Act.

48 Section 317, Joint Stock Company Act.

parent./49 The dependency report must be examined by the supervisory board and additionally is part of the annual auditors report. Furthermore, each shareholder has the right to apply for a special auditors report if either the supervisory board or the auditor declares the necessity for further investigations or if there are other facts indicating unduly caused disadvantages by the parent./50 It is black letter law under the above-mentioned statutory requirements that disadvantageous behavior has to be compensated and reported in all cases where market rates or prices exist but are not followed in transactions between the parent and the dependent subsidiary.

          Applicants note that although the statutory requirements discussed herein apply to joint stock companies - be they publicly listed or not - they do not directly apply to limited liability companies. Nevertheless, there is extensive case law precedent and direction from the German High Court of Appeal that the same general rules applicable to joint stock companies also apply to limited liability company dependent subsidiaries where the subsidiary is under the constant leadership of the parent to such an extent that there is a lack of adequate regard to the affairs of the subsidiary by the parent. In such cases, German corporate law has developed the concept of the "qualified factual group" to which in principle the same rules apply as mentioned above, including compensation of disadvantages and the necessity for a dependency report.

          For these reasons, E.ON requests authorization for the E.ON Group (other than the LG&E Energy Group) to finance the TBD Subsidiaries and the Retained Nonutility Subsidiaries at market rates where required by German law or regulation. Where the law or regulations do not require market rate financing, the E.ON Group (other than the LG&E Energy Group) would finance the TBD Subsidiaries and the Retained Nonutility Subsidiaries at the lending company's cost of capital. Where market rate financing is required, E.ON would determine the appropriate market rate for loans to each TBD Subsidiary or Retained Nonutility Subsidiary or among such entities in much the same manner practiced by an independent bank. E.ON would review the nature of each subsidiary's business, evaluate its capital structure, the particular risks to which it is subject, and generally prevailing market conditions. E.ON would also evaluate and take into account information from third parties such as banks that would indicate the prevailing market rates for similar businesses. In particular, E.ON will obtain information on the range of rates used by one or more banks for loans to similar businesses. Such independent third-party information would serve as an index against which an appropriate market rate could be determined. This analysis is referred to as the "Market Rate Method." E.ON would provide its analysis supporting its market-based rate determination to the Commission upon request.

          In addition, as noted below, to the extent funds are borrowed by a company in the LG&E Energy Group from an associate company, the loan would be made at E.ON's effective cost of capital or a lower rate, regardless of the cost of capital incurred by the lending company. Consequently, the E.ON Group companies that are financed according to the Market Rate Method would not pass increased costs on to the companies in the LG&E Energy Group.

------------------
49 Section 312, Joint Stock Company Act.

50 Sections 313-315 Joint Stock Company Act.

          The requested authorization to lend funds to certain subsidiaries at market rates has been previously authorized by the Commission. In Emera Inc., the Commission permitted Emera to lend funds to its Canadian subsidiaries at market rates where this was necessary to allow Emera to operate its businesses efficiently under Canadian tax regulations./51 As the Commission's order explained, under the Canadian Income Tax Act ("ITA") each company in a system of companies must independently demonstrate a business purpose for incurring debt. "The ITA requires that borrowed funds be used for the purpose of earning income before a taxpayer is allowed to deduct the interest expense associated with a borrowing in calculating taxable income. This restriction reflects the fundamental principle of the ITA that each taxable company is a separate and distinct entity for tax purposes. Consequently, Emera must earn income from lending its external borrowings to its subsidiaries. If required to lend funds to its Market Rate Subsidiaries at cost, Emera would not be eligible [under Canadian tax rules] . . . for an interest expense deduction on these borrowed funds."

          The market rate loans made by Emera were required to be calculated in the same manner as the Market Rate Method proposed in this Application. In addition, Emera's public utility subsidiaries were insulated from any increased costs associated with the market rate financing of Emera's nonutility subsidiaries because all borrowings by the utilities would be at the lowest of
(1) Emera's cost of capital, (2) the cost of capital of an associate FUCO if that company was the lender, or (3) the utility's cost of capital incurred in a direct borrowing at that time from a nonassociated lender for a comparable term loan./52

          In The National Grid Group plc, the Commission did not require the intermediate holding companies (i.e., those companies between the top registered holding company and the registered holding company closest to the operating utilities) to issue and sell securities to their immediate parent companies at rates reflecting the lender's cost of capital. Only borrowings by the New England Electric System ("NEES"), the registered holding company closest to the public utility subsidiaries, were required to have a borrowing rate tied to the effective cost of capital of National Grid, the top registered holding company./53 The financial ring fencing of the NEES group of utility and nonutility subsidiaries adequately protected the investors, consumers and the public. The insulation of the utility subsidiaries made it unnecessary to condition the terms of the securities issued by the intermediate holding companies.

          The application filed by The National Grid Group stated that the additional flexibility promoted the efficiency of the intermediate company structure. "For reasons of economic efficiency, the terms and conditions of any such financings will be on an arm's length basis, except that the interest rates and maturity dates of any debt security issued by NEES to its immediate parent company will be designed to parallel the effective cost of debt capital of National Grid."/54 National Grid's intermediate company structure was implemented to "avoid

------------------
51 Emera Inc., Holding Co. Act Release No. 27445 (October 1, 2001).

52 See also, National Grid Group plc, Holding Co. Act Release No. 27445 (October 22, 2001) (including substantially similar terms to assure that the utility subsidiaries in the National Grid system would always obtain the lowest available cost of funds when borrowing from associate companies).

53 The National Grid Group plc, Holding Co. Act Release No. 27154 (March 15,
2000) at E-6.

54 The National Grid Group plc, SEC File No. 70-9519, Pre-effective Amendment No. 8 (filed March 15, 2000).

the loss of U.K. tax relief for foreign taxes paid on profits repatriated to the U.K., and to minimize taxes on the repatriation of foreign subsidiary profits."/55

          The Commission also has permitted the issuance of securities by partially-owned subsidiaries of registered holding companies at interest rates that would at least cover the effective cost of capital of the lender. Here again, reasonableness, efficiency and a lack of adverse effect on the protected interests under the Act made such relief appropriate./56 E.ON's proposal fully protects the LG&E Energy Group from being the recipients of any potential increased costs because the LG&E Energy Group companies will not receive a significant amount of services or goods from the TBD Subsidiaries or the Retained Nonutility Subsidiaries and will not borrow at rates that would exceed E.ON's cost of funds for loans with similar terms.

          (d) LG&E Energy Group Companies. E.ON and E.ON North America Inc. ("E.ON NA") (or a special purpose financing subsidiary thereof), propose to finance all or a portion of the capital needs of the LG&E Energy Group companies directly or through other E.ON Group companies, including the Intermediate Companies. After the Acquisition, E.ON will restructure its holding in E.ON NA, its wholly-owned subsidiary, such that it will be held as a direct subsidiary of PUSIC./57 After the restructuring, E.ON NA will be a sister company to LG&E Energy. E.ON NA has served in the past as a holding company for certain of E.ON's activities in North America, handling finance, legal, tax and other service functions for E.ON AG. E.ON NA owns Fidelia Inc. ("Fidelia"), a finance company subsidiary organized in Delaware. Fidelia has been capitalized with the proceeds of the divestitures of E.ON's North America-based businesses. Fidelia lends money to E.ON group companies, including the U.S. subsidiaries of Degussa AG, one of E.ON's to-be-divested subsidiaries. It is proposed that funds held by Fidelia could also be used to finance the capital needs of the LG&E Energy Group under the terms described below./58

          E.ON and E.ON NA (through Fidelia or another special purpose financing subsidiary of E.ON NA) intend to finance the capital needs of the LG&E Energy Group at the lowest practical cost. Companies in the LG&E Energy Group propose to borrow funds from other E.ON Group companies that may have available surplus funds. Such borrowings would be unsecured and would only occur if the interest rate on the loan would result in an equal or lower cost of borrowing than the LG&E Energy Group company could obtain in a loan from E.ON or in the capital markets on its own.

          Accordingly, all borrowings by an LG&E Energy Group company from an associate company would be at the lowest of: (i) E.ON's effective cost of capital; (ii) the lending

------------------
55 The National Grid Group plc, Holding Co. Act Release No. 27154 (March 15,
2000) at 42.

56 Entergy Corp., Holding Co. Act Release No. 27039 (June 22, 1999).

57 It is more efficient from an operations, tax and financing perspective to integrate E.ON NA and Fidelia under the future E.ON U.S. corporate structure. This structure reduces costs by avoiding duplication of corporate services, and would simplify the overall corporate structure of the E.ON Group.

58 Fidelia holds the cash proceeds of certain divestitures of E.ON's nonutility businesses in the U.S. It may be advantageous to continue to hold such funds in Fidelia for use in financing existing operations as well as future U.S. acquisitions as permitted or authorized by the Commission. This would avoid repatriating the funds to Germany and exposure to the risks of currency value fluctuations.

associate's effective cost of capital (if lower than E.ON's effective cost of capital); and (iii) the borrowing LG&E Energy Group company's effective cost of capital determined by reference to the effective cost of a direct borrowing by such company from a nonassociate for a comparable term loan that could be entered into at such time (the "Best Rate Method"). The Best Rate Method assures that an LG&E Energy Group company that elects to obtain debt financing from an associate company would not pay more for that financing that it would pay in the capital markets for a similar loan had the borrower sought to finance its capital requirements with independent third parties. Borrowings by LG&E Energy Group companies would comply, at a minimum, with the cost of money, maturity and issuance expense provisions of the General Financing Parameters in Item 1.B.1, above.

          E.ON will report to the Commission in its Rule 24 certificates filed hereunder the lender, principal amount, term and interest rate applicable to any loans between an E.ON Group company and an LG&E Energy Group company. The report will also explain how the interest rate was determined, including the benchmarking method used to establish the interest rate charged to the LG&E Energy Group company in connection with the loan.

          (e) Powergen Financing Entities. As a result of Powergen's acquisition of LG&E Energy, Powergen and the Powergen Intermediate Holding Companies registered as public utility holding companies under Section 5 of the Act. The Powergen Intermediate Holding Companies consist of Powergen US Holdings Limited and Powergen US Investments, corporations organized under the laws of England and Wales, Powergen Luxembourg sarl, Powergen Luxembourg Holdings sarl and Powergen Luxembourg Investments sarl, corporations organized under the laws of Luxembourg, and PUSIC, a Delaware corporation. PUSIC currently holds all of the outstanding voting securities of LG&E Energy.

          To effect the Acquisition, E.ON has established a wholly-owned subsidiary E.ON UK, a corporation organized under German law. E.ON UK owns all the outstanding shares of an acquisition vehicle, E.ON UK plc, a corporation organized under the laws of England and Wales, that will acquire all of the outstanding Powergen shares. E.ON UK plc will survive the Acquisition. Because Powergen will remain a registered holding company after the Acquisition, E.ON UK and E.ON UK plc will also register under the Act./59

------------------
59 E.ON may desire to convert Powergen plc and E.ON UK plc into the Ltd. (private limited company) form of organization and hereby seek authorization to do so as appropriate. The legal differences between a public company and a private company are: (a) private companies (unlike public companies) are not permitted to offer shares or debentures to the public; (b) certain statutory requirements (for example relating to the allotment and purchase/redemption of shares, financial assistance for the acquisition of shares in the company and the making of distributions) which apply to public companies either do not apply, or are subject to certain exceptions, in the case of private companies and; (c) the last word of the name must be "Limited" or "ltd" (in the case of a private company) and "public limited company" or "plc" (in the case of a public company).

With reference to Powergen plc and E.ON UK plc, the reason for the change of status is tax-based. There is a potential U.S. tax exposure on transferring PUSIC from Luxembourg to Germany. The risk is relatively remote, but the downside is potentially very high. It arises if PUSIC itself is transferred at a time when the PUSIC consolidated group has more than a specified level of real property assets (due to LG&E Energy's utility-related real estate), under the Foreign Interests in Real Property Tax Act ("FIRPTA") rules. Under the FIRPTA rules the definition of real property assets is not very precise. This problem could be overcome by transferring PUSIC's Luxembourg parent to Germany instead, but this causes other problems.

To address the risk of exposure to FIRPTA taxes, E.ON may apply a US rule whereby certain entities can elect ("check-the-box") to be ignored or disregarded for tax purposes. If all the companies between E.ON AG and PUSIC together with E.ON US elect to check-the-box, the result is that no transfer of PUSIC is deemed to have occurred (i.e. if the intermediate companies are disregarded, PUSIC was owned by E.ON AG before the transfer and still is afterwards). The reason for changing Powergen plc and E.ON UK plc to "Ltds" is that "plcs" cannot check-the-box.

          As a result of the legal requirements relating to the Acquisition and certain tax considerations, it may be necessary or desirable following the consummation of E.ON's Acquisition of Powergen for E.ON to delay the transfer of PUSIC and the LG&E Energy Group to E.ON US (one of the Intermediate Companies) for up to 12 months./60 This period will allow time for E.ON to accomplish a reorganization whereby the ownership of PUSIC, the immediate parent of LG&E Energy would be transferred to E.ON US, a wholly-owned E.ON subsidiary company. Mechanically, the transfer would be effected by way of a direct transfer of the PUSIC shares, or by transferring the shares of one or more of the other Powergen Intermediate Holding Companies to E.ON US followed by the merger or liquidation of the relevant Powergen Intermediate Holding Companies into E.ON US. The form of the reorganization will be determined based on the legal requirements and tax considerations in the jurisdictions involved. Applicants have requested authorization to effect the reorganization in the Acquisition Application.

          After the Acquisition and the reorganization, E.ON will hold all the outstanding voting stock of LG&E Energy through PUSIC and E.ON US. PUSIC will remain a registered holding company under the Act and E.ON and E.ON US will register as such. The Powergen Intermediate Holding Companies will cease to own voting securities directly or indirectly in PUSIC or LG&E Energy (or will be merged or liquidated with E.ON US, as described above), although certain arrangements to finance LG&E Energy will remain in place. During the interim period between the Acquisition and the reorganization, Powergen and the Powergen Intermediate Holding Companies will retain a voting interest in the LG&E Energy Group companies and remain registered holding companies. The Applicants request that, during the interim period, Powergen and the Powergen Intermediate Holding Companies will continue to have the financing authority granted by the Commission in the Powergen Order.

          As noted above, the transfer of the LG&E Energy Group companies to the Intermediate Companies, is expected to involve the transfer of PUSIC to E.ON US, at which time PUSIC and E.ON US will be considered Intermediate Companies. After the transfer, Powergen will continue to own the Powergen Financing Entities. The Powergen Financing Entities include the Powergen Intermediate Holding Companies that are left after PUSIC is transferred to E.ON US and, in addition, Powergen US Funding LLC a special purpose financing entity that was not a holding company. Since, after the transfer, the Powergen Financing Entities will no longer own voting securities in the LG&E Energy Group companies, the Powergen Financing Entities will no longer be "holding companies" under PUHCA and, consequently, they

------------------
60 Applicants currently expect to transfer LG&E Energy from Powergen to E.ON immediately after the Powergen acquisition. To ensure, however, that the transfer is tax neutral in the U.K., Germany, U.S. and Luxembourg it is important to retain flexibility regarding the steps necessary to implement the intended final structure discussed in this Application. It may, for example, become necessary to take into account a twelve month minimum holding period to qualify for a capital gains exemption.

expect to apply for authorization to de-register as holding companies./61 Powergen US Holdings Limited, directly or through its financing subsidiary Powergen US Funding LLC, will have external debt outstanding and Powergen US Holdings Limited will continue to have a loan outstanding from Powergen UK./62 The Acquisition Application describes in detail the external debt incurred by Powergen US Holdings Limited, namely the Second Bank Facility, and Powergen US Funding LLC, namely CP and Notes, all as defined in the Acquisition Application. The Second Bank Facility, the CP, the Notes and the loan from Powergen UK are referred to herein as the "Legacy Securities." Retaining the Legacy Securities at the Powergen Financing Entities allows E.ON to maintain certain efficiencies inherent in the structure implemented by Powergen. Further, certain of the Legacy Securities may not be transferred or prepaid prior to maturity.

          Applicants request that the Powergen Financing Entities be authorized to maintain, repay, refund and otherwise refinance the Legacy Securities in place as of the date of the transfer of the LG&E Energy Group companies to the Intermediate Companies (the "Transfer Date"), through the Authorization Period, so long as the aggregate principal amount thereof does not at any time exceed the amount outstanding as of the Transfer Date. As of December 2001, the aggregate amount of Legacy Securities outstanding was $4.0 billion. Applicants further request that the Powergen Financing Entities be authorized to loan any proceeds from the issuance of Legacy Securities, pursuant to the refinancing authorization sought herein, to any of the Intermediate Companies and the LG&E Energy Group companies, through the Authorization Period.

          Each of the Powergen Financing Entities requests authorization to issue and sell securities to the other Powergen Financing Entities, Powergen, E.ON UK, E.ON UK plc and E.ON, and to acquire securities from the other Powergen Financing Entities, the Intermediate Companies and the LG&E Energy Group companies. Each of the Powergen Financing Entities also seeks authority to issue guarantees and other forms of credit support to the other Powergen Financing Entities, the Intermediate Companies and the LG&E Energy Group companies. The Powergen Financing Entities would not acquire voting securities of LG&E Energy, its subsidiaries or the Intermediate Companies. Such authorizations are requested through the Authorization Period.

          The Powergen Financing Entities financings proposed herein would be used to finance the capital requirements of the LG&E Energy Group and any exempt or subsequently authorized acquisition. The Powergen Financing Entities financing will not be used by the Powergen Financing Entities to carry on business activities within the Powergen Financing Entities.

          It is expected that the transfer of PUSIC, the parent of the LG&E Energy Group companies, by the Powergen Intermediate Holding Companies to E.ON US would be made in exchange for cash and/or a note. The Applicants request the authority for E.ON US to issue such

------------------
61 Applicants seek a reservation of jurisdiction over the deregistration of certain Powergen Financing Entities in the Acquisition Application.

62 Exhibit B-1 hereto shows the proposed corporate structure and financing relationships of the Intermediate Companies, the Powergen Financing Entities and LG&E Energy, as of the Transfer Date.

note. If issued, it is expected such note will be in an amount not to exceed the fair market value of PUSIC and will bear interest at a market-based rate. The note would comply with the cost of money, maturity and issuance expense provisions of the General Financing Parameters in Item 1.B.1, above. Applicants request that the Commission reserve jurisdiction over the issuance of a note by E.ON US in connection with the transfer of PUSIC until a fair value study is complete and the record in this matter has been supplemented to indicate the value assigned to PUSIC under the study and the amount and other terms of the note.

          Powergen, its parent holding company after the Acquisition, E.ON UK plc, and E.ON UK, the parent of E.ON UK plc, will be registered holding companies and, as such, will require financing authorization. Powergen, E.ON UK plc and E.ON UK request authorization to issue and sell securities to E.ON (or a special purpose financing entity), and to their direct and indirect parent companies. Such companies also request authorization to acquire securities from their subsidiaries, including the Powergen Financing Entities. Each of Powergen, E.ON UK plc and E.ON UK also seeks authority to issue guarantees and other forms of credit support to or for the benefit of their subsidiaries. Powergen and E.ON UK would not issue securities to third parties.

          E.ON UK plc will tender the consideration used to acquire Powergen's shares and become the top UK company in the UK group. The consideration paid to Powergen's shareholders would take the form of cash and/or loan notes described in greater detail in the Acquisition Application. E.ON will guarantee the loan notes issued by E.ON UK plc. E.ON UK plc does not propose to issue any securities other than the loan notes to third parties.

          (f) Intermediate Companies. E.ON proposes to hold its interest in LG&E Energy through E.ON US and PUSIC; Intermediate Companies that would be registered holding companies under the Act. Each of the Intermediate Companies requests authorization to issue and sell securities to the other Intermediate Companies and E.ON (or a special purpose financing entity), and to acquire securities from their direct or indirect Intermediate Company subsidiaries, E.ON NA and LG&E Energy and its subsidiaries. Each of the Intermediate Companies also seeks authority to issue guarantees and other forms of credit support to or for the benefit of direct and indirect Intermediate Company subsidiaries, E.ON NA and LG&E Energy and its subsidiaries. In no case would the Intermediate Companies borrow, or receive any extension of credit or indemnity, from any of their respective direct or indirect subsidiary companies.

          Upon consummation of the reorganization of the E.ON Group and the transfer of PUSIC to E.ON US, E.ON or one of the Intermediate Companies may be required to guarantee certain of the debt issued by the Powergen Financing Entities pursuant to the terms of the applicable debt instruments. Any guarantees issued by E.ON and the Intermediate Companies will be included in the Guarantee Limit. Applicants seek authority for the Intermediate Companies to issue guarantees and other forms of credit support to or for the benefit of the Powergen Financing Entities.

          The guarantees from E.ON US or PUSIC to the Powergen Financing Entities are necessary to reduce the credit risk for the holders of the outstanding debt of the various Powergen Financing Entities. These guarantees are part of the documentation of the relevant debt, and currently cannot be withdrawn. A direct guarantee from E.ON would not always be sufficient because increasingly the capital markets are requiring that issuers support debt issues with not only the issuer's assets but also the assets of the issuer's affiliated group.

          Each of the Intermediate Companies is intended to function as a financial conduit to facilitate E.ON's U.S. investments. For reasons of economic efficiency, the terms and conditions of any securities issued by the Intermediate Companies would be market-based determined under the Market Rate Method. The Intermediate Company financings proposed herein would be used to finance the capital requirements of E.ON NA and the LG&E Energy Group. The Intermediate Company financing will not be used by the Intermediate Companies to carry on business or investment activities within the Intermediate Companies.

          (g) LG&E Energy. After the Acquisition, Powergen will remain responsible for the development and operation of LG&E Energy, LG&E and KU and in this manner will support the development of E.ON's Anglo-American energy and utility business in the context of E.ON's overall group strategy. LG&E Energy will continue as the holding company for the LG&E Energy Group, exempt under
Section 3(a)(1) of the Act, and maintain its headquarters in Kentucky.

          Although LG&E Energy has not historically had external debt, it has guaranteed, or otherwise provided credit support for, substantial obligations of its subsidiaries. Pursuant to a support agreement between LG&E Energy and LG&E Capital Corp., LG&E Energy has provided support for obligations of LG&E Capital Corp., including support of certain debt and lease obligations of LG&E Capital Corp. in the approximate amount of $750 million outstanding as of December 31, 2001./63 LG&E Energy has also guaranteed obligations of certain of its non-utility subsidiaries in connection with the lease and operation of power generation facilities owned by Big Rivers Electric Corporation, a power generation cooperative in western Kentucky, and by the City of Henderson, Kentucky. In addition, LG&E Energy has guaranteed certain obligations of LG&E Energy Marketing Inc. under a long-term power sale agreement. The potential liability of LG&E Energy under these contractual arrangements is not easily quantifiable. As a matter of prudent business practice, it is desirable for LG&E Energy to have the ability to incur short-term debt in the unlikely event that LG&E Energy is called upon to perform any of such obligations.

------------------
63 The obligations of LG&E Capital supported by LG&E Energy under the support agreement include, as of December 31, 2001:

(1) Obligations of LG&E Capital on each of its credit facilities, in an aggregate principal amount available of $300 million; (2) Obligations of LG&E Capital in respect of its commercial paper program, in an authorized principal amount of $600 million; (3) Obligations of LG&E Capital in respect of its medium-term notes outstanding, in an aggregate principal amount as of December 31, 2001 of $450 million; (4) Obligations of LG&E Capital in respect of a guarantee of lease obligations of LG&E Power Monroe, LLC relating to three combustion turbines and related facilities installed and constructed in Monroe, Georgia; (5) Obligations of LG&E Capital under a guarantee of certain obligations of LG&E Energy Marketing Inc. under several Purchased Power Agreements relating to the purchase of 560 MW of power (no limit is stated); (6) Obligations of LG&E Capital in respect of a guarantee of lease obligations of LG&E Capital Trimble County LLC relating to an operating lease for two combustion turbines and related facilities to be installed and constructed in Trimble County, Kentucky.

          Consequently, LG&E Energy requests authorization to obtain funds through sales of short-term debt securities to meet its funding requirements. In particular, LG&E Energy requests authorization to have outstanding at any time during the Authorization Period external short-term debt in an aggregate amount of up to $400 million.

          LG&E Energy may engage in such short-term financing as it may deem appropriate in light of its needs and market conditions at the time of issuance. Such financing could include, without limitation, commercial paper sold in established commercial paper markets, lines of credit with banks or other financial institutions and debt securities issued under a note program. All transactions will be at rates or prices, and under conditions, negotiated pursuant to, based upon or otherwise determined by competitive market conditions.

          Any securities issued by LG&E Energy will comply with the applicable Financing Parameters.

          (h) Utility Subsidiaries. The Utility Subsidiaries may issue and sell most of their securities on an exempt basis under Rule 52(a) because most securities issuances are approved by the appropriate state regulatory commission. However, certain financings by the Utility Subsidiaries for which authorization is requested below are outside the scope of the Rule 52 exemption. Applicants request authorization for the Utility Subsidiaries to undertake the following financings.

          Other Financing. All securities of LG&E and KU, except for securities with maturities of two years or less, are approved by the Kentucky Public Service Commission ("KPSC"). In addition, all issuances of securities of KU, except for securities with maturities of one year or less are approved by the Tennessee Regulatory Authority. Generally, all issuances of securities of KU, except for maturities of less than one year, are approved by the Virginia State Corporation Commission ("VSCC")./64 Accordingly, authorization is requested for LG&E and KU to issue debt with maturities of two years or less to one or more associate or nonassociate companies in an aggregate principal amount at any one time outstanding during the Authorization Period of up to $400 million in the case of LG&E and $400 million in the case of KU.

          Each of LG&E and KU may engage in financings as described above as each may deem appropriate in light of its needs and market conditions at the time of issuance, subject to the applicable Financing Parameters. Such financing could include, without limitation, commercial paper sold in established U.S. or European commercial paper markets, lines of credit with banks or other financial institutions, and debt securities issued under an indenture or a note program. All transactions will be at rates or prices, and under conditions negotiated pursuant to, based upon or otherwise determined by competitive market conditions.

          Receivables Factoring Program. In addition, LG&E and KU propose to continue their receivables factoring program as authorized by the Powergen Order. Pursuant to

------------------
64 Securities of KU with maturities of less than one year also must be approved by the VSCC unless such notes, together with all other outstanding notes and drafts of a maturity of less than 12 months on which KU is primarily or secondarily liable, aggregate not more than 12% of KU's total capitalization.

Commission authorization granted in the Powergen Order, LG&E and KU have implemented their respective receivables program. LG&E formed and made capital contributions to LG&E Receivables LLC and KU has formed and made capital contributions to KU Receivables LLC. The retention of LG&E Receivables LLC and KU Receivables LLC is addressed in the Acquisition Application.

          In the operation of the receivables program, the Applicants request authorization for LG&E Receivables LLC and KU Receivables LLC to pay dividends or other distributions to the extent such dividends or other distributions may be considered to be paid out of capital or unearned surplus. The Applicants also request that the Commission authorize the intercompany notes issued by LG&E Receivables LLC and KU Receivables LLC to LG&E and KU, respectively./65

          Guarantees. The Utility Subsidiaries seek authorization to guarantee the obligations of their subsidiaries (other than EWGs, ETCs or FUCOs) to the extent not exempt under Rule 45 under the Act. Such guarantees would not exceed $200 million in the case of LG&E and $200 million in the case of KU. Certain guarantees may be in support of obligations that are not capable of exact quantification. The Utility Subsidiaries will in these cases determine the exposure under a guarantee for purposes of measuring compliance with the above limits by appropriate means including estimation of exposure based on loss experience or projected potential payment amounts. The Utility Subsidiaries propose to charge each subsidiary a fee for each guarantee provided on its behalf that is not greater than the cost, if any, of the liquidity necessary to perform the guarantee. Guarantees issued by the Utility Subsidiaries would not be secured by any utility assets.

          (i) Nonutility Subsidiaries. The subsidiary companies of LG&E Energy now owned or hereafter acquired or formed except the Utility Subsidiaries are referred to as the "Nonutility Subsidiaries." The Nonutility Subsidiaries in many cases would finance their capital needs on an exempt basis under Rule 52(b) under the Act.

          Intercompany Loans Among Companies in the LG&E Energy Group. The activities of LG&E Energy and its Nonutility Subsidiaries are financed, in part, through inter-company loans. The sources of funds for the operations of LG&E Energy and the Nonutility Subsidiaries also include internally generated funds and the proceeds of external financings.

          Applicants request authorization for inter-company loans among LG&E Energy and its Nonutility Subsidiaries in a net principal amount at any one time outstanding during the Authorization Period not to exceed $1.0 billion. The authorization for intra-system financing

------------------
65 Upon the sale of receivables by LG&E and KU to LG&E Receivables LLC and KU Receivables LLC, respectively, LG&E Receivables LLC and KU Receivables LLC will pay the purchase price for such receivables in cash, to the extent that it has cash available therefor, and the remainder of the purchase price shall be added to the balance of the intercompany note. The balances of the intercompany notes fluctuate from period to period based upon, among other things, the amount of receivables sold and the collections. As of December 31, 2001, the outstanding balances on the notes were $26.3 million on the note issued by LG&E Receivables LLC to LG&E and $15.7 million on the note issued by KU Receivables LLC to KU. The balance outstanding on the intercompany note bears interest at the rate for 30-day commercial paper quoted on the Dow Jones Telerate Service. The notes mature 121 days after termination of the receivables securitization program.

requested in this paragraph excludes financing that is exempt pursuant to Rules 45(b) and 52, as applicable. LG&E Energy will not, however, borrow funds from its subsidiary companies.

          The terms and conditions of inter-company loans available to any borrowing company will be materially no less favorable than the terms and conditions of loans available to such borrowing company from third-party lenders. Specifically, the interest rate on inter-company loans payable by the borrower will be equal to the lending company's cost of capital. All inter-company loans will be payable on demand or have a maturity of less than 50 years from the date of issuance.

          Guarantees Among Companies in the LG&E Energy Group. The LG&E Energy Group has in place certain guarantees and other credit support arrangements, which arrangements will remain in place following the Acquisition. These guarantees and other credit support arrangements have been previously authorized or permitted under the Act. The Applicants request authorization to retain outstanding the guarantees and other credit support arrangements.

          Applicants request authorization for LG&E Energy and the LG&E Energy Group Nonutility Subsidiaries to enter into guarantees, extend credit, obtain letters of credit, enter into guaranty-type expense agreements and otherwise to provide credit support ("Guarantees") for the obligations from time to time of the LG&E Energy Group companies during the Authorization Period. Guarantees issued by LG&E Energy would not exceed an aggregate principal amount of $1.5 billion and Guarantees issued by the LG&E Energy Group Nonutility Subsidiaries would not exceed an additional aggregate principal amount of $1.5 billion, in each case based on the amount at risk, outstanding at any one time, exclusive of any such guarantees or credit support arrangements existing on the date of the Acquisition and exclusive of guarantees that may be exempt pursuant to Rule 45(b). The request for Guarantee authorization is separate from E.ON's External Financing Limit or E.ON's Guarantee Limit and is also separate from the guarantee authorization sought by the Utility Subsidiaries, discussed above. Any securities issued by the LG&E Energy Group companies which are guaranteed or otherwise covered by credit support arrangements, will either be issued pursuant to a Commission order or pursuant to an applicable exemption under the Act.

          Any Guarantees or other credit support arrangements outstanding at the end of the Authorization Period shall continue until expiration or termination in accordance with their terms. The amount of Guarantees outstanding at any one time shall not be counted against the aggregate respective limits applicable to external financings or the limits on intra-system financing requested elsewhere herein. The guarantor will not charge a fee for any such Guarantee which would exceed the guarantor's cost of obtaining the liquidity necessary to perform the Guarantee for the period of time the Guarantee remains outstanding. To the extent that the exposure under any Guarantee is not capable of exact quantification, the guarantor will estimate its exposure thereunder based on loss experience or projected potential payment amounts.

          (j) Money Pools. Applicants request authorization to operate three money pools. The Utility Money Pool would include only the Utility Subsidiaries, as borrowers from and lenders to the pool. E.ON, E.ON NA,/66 Fidelia and LG&E Energy may be additional members of the Utility Money Pool, but they would participate only as lenders to the pool. LG&E Energy Services Inc. ("LG&E Services") will act as the administrator of the Utility Money Pool.

          The U.S. Nonutility Money Pool would include the Nonutility Subsidiaries as borrowers from and lenders to the pool. E.ON, E.ON NA, Fidelia and LG&E Energy would be additional members of the U.S. Nonutility Money Pool, but they would participate only as lenders to the pool. LG&E Services will act as the administrator of the Nonutility Money Pool.

          The Utility Subsidiaries and certain of the Nonutility Subsidiaries currently participate in money pools approved by the Commission in the Powergen Order. The Applicants request that the Commission authorize the existing money pools through December 31, 2003, to provide a period of time to implement the new money pools.

          E.ON also requests authorization to form and operate an E.ON Nonutility Money Pool on the terms described herein. The E.ON Nonutility Money Pool may include all E.ON Group companies as borrowers from and lenders to the pool, except E.ON, the Intermediate Companies, the Powergen Intermediate Holding Companies and the LG&E Energy Group companies./67 The companies excluded by the previous sentence (other than the LG&E Energy Group companies) would participate only as lenders to the Nonutility Money Pool.

          The daily outstanding balance of all borrowings from the Utility Money Pool during any month will accrue interest at the rate, as published in the Wall Street Journal on the last business day of the prior calendar month for high grade 30-day commercial paper issued by major corporations and sold through dealers (the "WSJ Rate") plus an at-cost allocation of LG&E Services' cost of managing the money pool. The interest rate paid on loans to the Utility Money Pool would be the weighted average of the WSJ Rate earned on loans to pool participants and the interest rate earned by the pool on surplus deposits invested in high-quality short-term readily marketable instruments./68

------------------
66 E.ON NA may also form a wholly-owned special purpose subsidiary for purposes of lending funds to the Utility Money Pool and the U.S. Nonutility Money Pool, and operating the E.ON Nonutility Money Pool.

67 As a practical matter, each major E.ON nonutility business subgroup such as the chemicals subgroup (Degussa AG and its subsidiaries) and the real estate subgroup (Viterra AG and its subsidiaries) operate a cash management system to manage cash efficiently within their respective subgroup. Such arrangements involve loans of the temporary cash surpluses of subgroup members to the subgroup parent and borrowings by subgroup members with temporary cash deficits, all on a daily basis. To the extent the subgroup parent (e.g., Degussa AG or Viterra AG) has a net cash surplus or net cash deficit for the subgroup in the aggregate, the subgroup parent would deposit funds with or borrow funds from the E.ON Nonutility Money Pool. Applicants hereby request authorization to continue such subgroup cash management arrangements.

68 Funds not required by the Utility Money Pool to make loans (with the exception of funds required to satisfy each pool's liquidity requirements) would ordinarily be invested in one or more short-term investments, including: (i) interest-bearing accounts with banks; (ii) obligations issued or guaranteed by the U.S. Government and/or its agencies and instrumentalities, including obligations under repurchase agreements; (iii) obligations issued or guaranteed by any state or political subdivision thereof, provided that such obligations are rated not less than "A" by a nationally recognized rating agency; (iv) commercial paper rated not less than "A-1" or "P-1" or their equivalent by a nationally recognized rating agency; (v) money market funds; (vi) bank certificates of deposit; (vii) Eurodollar funds; and (viii) such other investments as are permitted by Section 9(c) of the Act and Rule 40 thereunder.

          LG&E Services would administer the Utility Money Pool on an "at cost" basis and maintain the records for the pool. The determination of whether a participant in a money pool has surplus funds to lend to such pool or should borrow from the pool would be made by each participant's chief financial officer or treasurer, or by a designee thereof, on the basis of cash flow projections and other relevant factors, in such participant's sole discretion. No party would be required to effect a borrowing through a money pool if it is determined that it could (and had the authority to) effect a borrowing at a lower cost directly from banks or through the sale of its own commercial paper. A copy of the form of Utility Money Pool agreement is included as Exhibit E-1 to the Application.

          The Utility Subsidiaries' borrowings from the Utility Money Pool would be counted against their overall short-term borrowing limits stated above. The U.S. Nonutility Money Pool will be operated on substantially the same terms and conditions as the Utility Money Pool.

          The E.ON Nonutility Money Pool would be administered by E.ON at no charge or by E.ON NA or its special purpose subsidiary at cost. The interest rate charged by the pool would be set according to the Market Rate Method and surplus funds would be invested in the same manner proposed for the Utility Money Pool. The interest rate paid on deposits to the E.ON Nonutility Money Pool will be a weighted average of the rates charged borrowers and the money pool investment rate.

          3.   Acquisition, Redemption or Retirement of Securities

          The Applicants request authorization for each company in the E.ON Group other than EWGs, FUCOs and ETCs to acquire, redeem or retire its securities or those of its direct and indirect subsidiaries, which securities may be either outstanding presently or issued and sold in the future from time to time during the Authorization Period. These transactions will be undertaken at either the competitive market prices for the securities or at the stated price for those securities, as applicable. The Utility Subsidiaries will acquire, retire or redeem securities only in accordance with Rule 42. The redemption or retirement of securities would be effected consistent with corporate law and state or national law applicable in the jurisdiction where the company whose securities are being acquired, retired or redeemed is organized and in accordance with any applicable financing covenants. See, National Grid Group plc, Holding Co. Act Release No. 27490 (January 16, 2002) (authorizing Niagara Mohawk Holdings, Inc. and its nonutility subsidiaries to pay dividends or to acquire, retire or redeem their securities without restriction, to the extent permitted under applicable state and corporate law or applicable financing covenants).

          4.   Financing Entities

          Applicants request authorization for the E.ON Group companies, except the EWGs, FUCOs and ETCs, to organize new or use existing corporations, trusts, partnerships or other entities (the "E.ON Financing Entities"), created for the purpose of facilitating financings through their issuance to third parties of income preferred securities or other securities authorized hereby or issued pursuant to an applicable exemption. Request is also made for the E.ON Financing Entities to issue such securities to third parties in the event such issuances are not exempt under Rule 52. Additionally, Applicants request authorization with respect to (i) the issuance of securities to an E.ON Financing Entity in return for the proceeds of the financing (i.e., an E.ON Financing Entity could acquire securities from its parent or an associate company in exchange for the proceeds of a third-party financing), (ii) the acquisition of voting interests or securities issued by the E.ON Financing Entity to establish ownership of the financing entity or to return funds to the financing entity and (iii) the guarantee of such E.ON Financing Entity's obligations in connection therewith. An E.ON Group company also may enter into expense agreements with its respective E.ON Financing Entity, to pay all expenses of such entity. All expense reimbursements would be at cost. Applicants request authorization for such expense reimbursement arrangements under Section 7(d)(4) of the 1935 Act, regarding the reasonableness of fees paid in connection with the issuance of a security, and/or under Section 13 of the 1935 Act and the rules thereunder to the extent the E.ON Financing Entity is deemed to provide services to an associate company.

          To help ensure the necessary legal separation for purposes of isolating a financing entity from its parent company for bankruptcy purposes, it may be necessary or appropriate that any servicing arrangement be at a market price so that a successor entity, for example, could assume the servicing duties in the event of the bankruptcy of the parent without interruption or an increase in fees. Accordingly, the Applicants request authorization to enter into servicing agreements with E.ON Financing Entities, as applicable, at market-based terms. Applicants seek authorization under section 13(b) of the Act and rules 87 and 90 thereunder. See PECO Energy Co., Holding Co. Act Release No. 27483 (December 12, 2001).

          Any amounts issued by an E.ON Financing Entity to third parties under the authority requested in this Application would be counted against the External Financing Limit or any other applicable limit for the immediate parent of such financing entity. The underlying intra-system mirror debt and parent guarantee will not, however, count against the applicable financing or guarantee limits. If financing entities organized by E.ON or the Utility Subsidiaries issue long-term debt or preferred stock in a public offering, such securities would, when issued, be rated investment grade by a nationally recognized statistical rating organization. The authorization sought herein with respect to financing entities is substantially similar to prior Commission authorizations. See, e.g., the Powergen Order, New Century Energies, Inc., Holding Co. Act Release No. 26750 (Aug. 1, 1997); Conectiv, Inc., Holding Co. Act Release No. 26833 (Feb. 26, 1998).

          5.   Changes in Capital Stock of Subsidiaries

          The portion of an individual subsidiary's aggregate financing to be effected through the sale of equity securities to a direct or indirect parent company during the Authorization Period cannot be determined at this time. It may happen that the proposed sale of capital securities may in some cases exceed the then authorized capital stock of such subsidiary. In addition, the subsidiary may choose to use other forms of capital securities. Capital stock includes common stock, preferred stock, other preferred securities, options and/or warrants convertible into common or preferred stock, rights, and similar securities. Consequently,

Applicants request the authority to increase the amount or change the terms of any wholly-owned subsidiary's authorized capital securities, without additional Commission approval, except as provided below. The terms that may be changed may include, among others, series designation, dividend rates, conversion rates and dates, and expiration dates. Applicants note that each of the Intermediate Companies will be wholly-owned directly or indirectly by E.ON and that none will have third-party investors. Applicants request that the Commission reserve jurisdiction over changes to the capital stock of each of LG&E, KU and any subsidiary that is not wholly-owned directly or indirectly by E.ON. The changes to capital stock proposed above affect only the manner in which financing is conducted by the subsidiary and will not alter the terms or limits proposed in this Application.

          6.   Tax Allocation Agreement

          Applicants ask the Commission to approve the agreement among certain E.ON Group companies to file a consolidated tax return ("Tax Allocation Agreement"). Approval is necessary because the Tax Allocation Agreement provides for the retention by the U.S. parent of the US tax filing group (i.e., PUSIC) (or certain of its subsidiaries) of certain tax attributes resulting from payments it has made, rather than the allocation of such losses to the subsidiaries in the U.S. tax filing group without compensation as would otherwise be required by Rule 45(c)(5). The Tax Allocation Agreement would include PUSIC, E.ON NA, Fidelia, and the LG&E Energy Group companies as parties to the agreement.

          In this matter, PUSIC is seeking to retain only the benefit of tax losses that have been generated by it in connection with financing the acquisition of LG&E Energy. As a result of Powergen's acquisition of LG&E Energy, PUSIC generates tax benefits from the interest expense on the acquisition-related debt that is non-recourse to the LG&E Energy Group and unrelated to the financing of subsidiary operations. PUSIC should properly retain the related tax benefits. In addition, the Tax Allocation Agreement will not give rise to the types of problems (e.g., upstream loans) that the Act was intended to address. Compare Section 12(a) of the Act.

          The Commission has approved a substantially similar tax allocation agreement in National Grid Group plc, Holding Co. Act Release Nos. 27154 and 27490 (March 15, 2000 and January 16, 2002, respectively). Applicants have attached the form of the proposed Tax Allocation Agreement among PUSIC and the Subsidiaries as Exhibit A-1.

          7.   Payment of Dividends Out of Capital or Unearned Surplus

          Applicants will use the purchase method of accounting for the Acquisition. Under this method of accounting, the premium to be paid to acquire Powergen will result in a substantial amount of goodwill for the E.ON Group. According to SFAS 141 and 142 such goodwill will not be amortized but will be subject to annual impairment tests. A potential write-off of this goodwill due to impairment would reduce future consolidated net income. Such write-off, however, will have no effect on the cash flow of E.ON and its subsidiaries.

          Staff Accounting Bulletin No. 54 generally requires that the premium paid in an acquisition utilizing the purchase method of accounting be "pushed down" to the books of the acquired company, which in this case would be the Powergen Group. The effect of such a "push down" is to eliminate the retained earnings of the acquired company and to increase its additional paid-in capital. However, Applicants have been advised that, under applicable exceptions to the general rule, the premium paid in the acquisition will be "pushed down" to LG&E Energy and other companies in the Powergen Group. Applicants note, however, that goodwill will not be pushed down to the Utility Subsidiaries or any other subsidiary of LG&E Energy./69

          It is intended that Applicants would commission a consulting firm to perform a fair value study in connection with the application of the purchase accounting method to the Acquisition. One purpose of the fair value study would be to determine the amount of goodwill that should be recorded on each subsidiary's books.

          In purchase accounting, the total value that must be assigned to Powergen's assets is the total consideration to be paid for Powergen plus the fair value of all liabilities assumed in the transaction. Based on E.ON's proposed offer of (pound)7.65 for each Powergen share and (pound)30.60 for each Powergen ADS (representing four Powergen shares), the whole of Powergen's capital stock is valued at approximately (pound)5.1 billion ($7.3 billion) (assuming the exercise in full of all outstanding options under the Powergen Share Option Schemes). E.ON will acquire Powergen including its outstanding debt as at closing. On the basis of the Powergen debt outstanding as at December 31, 2000 of (pound)4.5 billion ($6.4 billion) adjusted for the expected impact of divestitures announced by Powergen prior to the date of the Agreement, the total amount of the proposed acquisition would be (pound)9.6 billion ($13.7 billion).

          Generally, goodwill is the residual balance of the total value remaining after fair values have been assigned to all of Powergen's identifiable assets (both tangible and non-goodwill intangible assets). Accordingly, the excess of the total consideration over the fair market value of the acquired assets will be assigned to goodwill under U.S. GAAP. Because the fair value study has not been completed, the total amount of goodwill is not known at this time and the percentages to be allocated among Powergen and its subsidiaries, including LG&E Energy but excluding the Utility Subsidiaries, is similarly unknown.

          It is expected that for accounting purposes, the goodwill recorded on LG&E Energy's books will generally remain unchanged once the goodwill arising from the E.ON purchase price allocation is pushed down to the LG&E Energy level. Beginning in 2002, goodwill will no longer be amortized but will be reviewed for potential impairment on a regular basis in accordance with FAS 141 and 142. Goodwill related to Powergen's prior acquisition of LG&E Energy was not pushed down to LG&E Energy. In E.ON's books under US GAAP, the goodwill related to Powergen's acquisition of the LG&E Energy Group will be replaced by the new goodwill resulting from E.ON's purchase accounting.

          Applicants request authorization that each of the TBD Subsidiaries, the Retained Nonutility Subsidiaries, the Powergen Group (excluding Powergen Group Holdings Ltd.), the

------------------
69 The KPSC noted in its order authorizing the Acquisition that it strongly opposes the push down of goodwill from the premium to be paid by E.ON for Powergen onto the books of the Utility Subsidiaries "due to the potential adverse financial impact on LG&E and KU, and their respective ratepayers." In the Matter of: Joint Application for the Transfer of Louisville Gas and Electric Company and Kentucky Utilities Company in Accordance with E.ON AG's Planned Acquisition of Powergen plc, KPSC Case No. 2001-104 (August 6, 2001, as confirmed by the order of September 17, 2001). The KPSC noted in the order its expectation that Applicants would seek an exemption from push down accounting from the SEC.

Intermediate Companies, E.ON UK, E.ON U.K. plc and the LG&E Energy Group companies (excluding the Utility Subsidiaries), be permitted to pay dividends with respect to its capital stock or fund the redemption or repurchase of stock, from time to time through the Authorization Period, out of capital and unearned surplus (including revaluation reserve), to the extent permitted under the corporate law and state or national law applicable in the jurisdiction where each company is organized and any applicable financing covenants.

          E.ON anticipates that there will be situations in which one or more of its direct or indirect subsidiaries will have unrestricted cash available for distribution in excess of any such company's current and retained earnings. In such situations, the declaration and payment of a dividend would have to be charged, in whole or in part, to capital or unearned surplus. As an example, if a subsidiary were to sell stock of a subsidiary or assets to a third party for cash, the selling subsidiary would have substantial unrestricted cash available for distribution, but (assuming no profit on the sale) would not have current earnings and therefore could not, without the Commission's approval, declare and pay a dividend to its parent out of such cash proceeds.

          Even under circumstances in which a subsidiary has sufficient earnings, and therefore may declare and pay a dividend to its immediate parent, such immediate parent may have negative retained earnings, even after receipt of the dividend, due to losses from other operations. In this instance, cash would be trapped at a subsidiary level where there is no current need for it.

          E.ON, on behalf of the E.ON Group, represents that it will not declare or pay any dividend out of capital or unearned surplus in contravention of any law restricting the payment of dividends. In this regard, it should be noted that all U.S. jurisdictions and many foreign jurisdictions limit to one extent or another the authority of corporations to make dividend distributions to shareholders. Most state corporations statutes contain either or both an equity insolvency test or some type of balance sheet test. E.ON Group companies also will comply with the terms of any credit agreements and indentures that restrict the amount and timing of distributions to shareholders.

          8.   Nonutility Reorganizations

          Applicants propose to restructure E.ON's nonutility holdings, including those in the LG&E Energy Group, from time to time as may be necessary or appropriate in the furtherance of the E.ON Group's authorized nonutility activities and to maintain and support investment in the E.ON TBD Subsidiaries pending divestiture./70 To that end, E.ON requests authorization to acquire, directly or indirectly, the equity securities of one or more intermediate subsidiaries ("Development Subsidiaries") organized exclusively for the purpose of acquiring, financing, and holding the securities of one or more existing or future nonutility subsidiaries. Development Subsidiaries may also provide management, administrative, project development, and operating services to such entities.

------------------
70 The authorization proposed in this section does not involve the Utility Subsidiaries or any future-acquired public utility subsidiaries in the E.ON Group.

          Restructuring could involve the acquisition of one or more new special-purpose subsidiaries to acquire and hold direct or indirect interests in any or all of the E.ON TBD Subsidiaries and the E.ON Group's existing or future authorized nonutility businesses. Restructuring could also involve the transfer of existing subsidiaries, or portions of existing businesses, among the E.ON Group companies and/or the reincorporation of existing subsidiaries in a different jurisdiction. This would enable the E.ON Group to consolidate similar businesses, to participate effectively in authorized nonutility activities, and to position the E.ON TBD Subsidiaries appropriately for eventual sale without the need to apply for or receive additional Commission approval.

          The nonutility restructuring authorization sought herein works together with the authorization to invest up to $4.0 billion in the TBD Subsidiaries. For example, Viterra has a portfolio of primarily low-income housing properties. To put Viterra in a better position to be sold, it may be desirable to package certain existing properties into one or more corporations for a separate sale and also to acquire selected commercial or upscale residential properties that complement Viterra's existing holdings. A more balanced portfolio of properties may be more attractive to a potential purchaser and increase the likelihood of structuring a successful sale.

          Development Subsidiaries might be corporations, partnerships, limited liability companies or other entities in which E.ON, directly or indirectly, might have a 100% interest, a majority equity or debt position, or a minority debt or equity position. Development Subsidiaries would engage only in businesses to the extent the E.ON Group is authorized, whether by statute, rule, regulation or order, to engage in those businesses (including the businesses of the E.ON TBD Subsidiaries pending divestiture). E.ON commits that the reorganization authorization requested in this Application will not result in the entry by the E.ON Group into a new, unauthorized line of business./71

          Development Subsidiaries would be organized for the purpose of acquiring, holding and/or financing the acquisition of the securities of or other interest in one or more EWGs, FUCOs, Rule 58 subsidiaries, Energy Related Subsidiaries (defined below), ETCs or other non-exempt nonutility subsidiaries. Development Subsidiaries may also engage in development activities ("Development Activities") and administrative activities ("Administrative Activities") relating to the permitted businesses of the nonutility subsidiaries.

          Development Activities will include due diligence and design review; market studies; preliminary engineering; site inspection; preparation of bid proposals, including, in connection therewith, posting of bid bonds; application for required permits and/or regulatory approvals; acquisition of site options and options on other necessary rights; negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors, construction firms, power purchasers, thermal "hosts," fuel suppliers and other project contractors; negotiation of financing commitments with lenders and other third-party investors; and such other preliminary activities as may be required in connection with the purchase,

------------------
71 E.ON would limit its investment in the TBD Subsidiaries to an aggregate of $4.0 billion. As discussed more fully in the Acquisition Application, E.ON requires authorization to continue to invest in the TBD Subsidiaries until they are divested because they must be maintained as going concerns and, in many cases improved, to position the businesses most appropriately for sale.

acquisition, financing or construction of facilities or the acquisition of securities of or interests in new businesses. Administrative Activities will include ongoing personnel, accounting, engineering, legal, financial, and other support activities necessary to manage E.ON's investments in nonutility subsidiaries.

          A Development Subsidiary may be organized, among other things, (1) to facilitate the making of bids or proposals to develop or acquire an interest in any EWG, FUCO, Rule 58 subsidiary, Energy Related Subsidiary, ETC or other non-exempt nonutility subsidiary; (2) after the award of such a bid proposal, to facilitate closing on the purchase or financing of such acquired company; (3) at any time subsequent to the consummation of an acquisition of an interest in any such company in order, among other things, to effect an adjustment in the respective ownership interests in such business held by E.ON and non-affiliated investors; (4) to facilitate the sale of ownership interests in one or more acquired nonutility companies; (5) to comply with applicable laws of foreign jurisdictions limiting or otherwise relating to the ownership of domestic companies by foreign nationals; (6) as a part of financial optimization or tax planning to limit E.ON's exposure to German, U.S. and foreign taxes; or (7) to further insulate E.ON and its utility subsidiaries from operational or other business risks that may be associated with investments in non-utility companies.

          Development Activities will be funded in accordance with Rules 45(b) and 52(b) or as authorized in this Application. To the extent that E.ON provides funds or guarantees directly or indirectly to a Development Subsidiary that are used for the purpose of making an investment in any EWG or FUCO or Rule 58 subsidiary, the amount of such funds or guarantees will be included in E.ON's "aggregate investment" in such entities, as calculated in accordance with Rule 53 or Rule 58, as applicable.

          To the extent such transactions are not exempt from the Act or otherwise authorized or permitted by rule, regulation or order of the Commission issued thereunder, Applicants request that authorization for the Development Subsidiaries to provide management, administrative, project development and operating services to direct or indirect subsidiaries at cost in accordance with
Section 13 of the Act and the rules thereunder, including Rules 90 and 91. Applicants also propose, however, that under certain circumstances Development Subsidiaries would provide services and sell goods at fair market prices, under an exemption from the at-cost standard of section 13(b) of the Act and rules 90 and 91, when the company receiving the goods or services is:

          (1) a FUCO or foreign EWG that does not derive any income, directly or indirectly, from the generation, transmission or distribution of electric energy for sale within the United States;

          (2) an EWG that sells electricity to nonassociate companies at market-based rates approved by the Federal Energy Regulatory Commission ("FERC");

          (3) a "qualifying facility" under PURPA that sells electricity to industrial or commercial customers for their own use at negotiated prices or to electric utility companies at their "avoided cost," as defined under PURPA;

          (4) a domestic EWG or "qualifying facility" that sells electricity to nonassociate companies at cost-based rates approved by FERC or a state commission; and

          (5) a Rule 58 subsidiary or any other authorized subsidiary that: (a) is partially owned, provided that the ultimate purchaser of the goods or services is not an associate public-utility company or an associate company that primarily provides goods and services to associate public-utility companies; (b) is engaged solely in the business of developing, owning, operating and/or providing goods and services to nonutility companies described in items (1) through (4), above; or (c) does not derive, directly or indirectly, any material part of its income from sources within the United States and is not a public-utility company operating within the United States./72

          9.   Energy Related Subsidiaries

          E.ON conducts various businesses outside the U.S. that, but for their source of revenues would qualify as "energy-related" or "gas-related" under Rule
58. The Commission has, however, found that certain energy-related activities that would otherwise constitute energy-related companies under Rule 58 but for their operations outside the U.S. could be conducted internationally by registered holding company systems. EUA Cogenex Corp., Holding Co. Act Release No. 26741 (July 15, 1997) (authorizing EUA Cogenex Corporation and EUA Cogenex-Canada, Inc., both subsidiaries of the U.S. public utility holding company Eastern Utilities Associates, to organize a Canadian subsidiary engaged in a range of energy conservation-related business activities); Energy East Corp., Holding Co. Act Release No. 27224 (August 31, 2000) (authorizing retention of Xenergy Canada, Inc., a company providing utility related software services); Cinergy Corp, Holding Co. Act Release No. 26662 (February 7, 1997) (authorizing Cinergy Solutions to market energy-related services on a domestic and international basis).

          As more fully discussed in the Acquisition Application, E.ON is in the process of a significant program of divestiture of its non-utility businesses. E.ON expects to receive within the next 5 years proceeds from business divestitures that, together with the proceeds of sales already made, amount to in excess of $20 billion. E.ON proposes to invest the divestiture proceeds to build its existing permitted nonutility businesses, and to acquire additional interests in EWGs and FUCOs and permitted non-utility businesses located primarily outside of the United States. Accordingly, E.ON requests authorization to acquire and to invest up to $10 billion in the following non-utility businesses (the "Energy Related Subsidiaries") without regard to the source of their revenues:

o energy management services and other energy conservation related businesses,
o    the maintenance and monitoring of utility equipment,
o    the provision of utility related or derived software and services,
o engineering, consulting and technical services, operations and maintenance services,
o brokering and marketing electricity and other energy commodities and providing services such as fuel management, storage and procurement,

------------------
72 See National Fuel Gas Company, Holding Co. Act Release No. 27487 (December 31, 2001), Entergy Corp., Holding Co. Act Release No. 27039 (June 22, 1999).

o oil and gas exploration, development, production, gathering, transportation, storage, processing and marketing activities, and related or incidental activities.

The Commission recently authorized Emera Inc., a foreign registered holding company organized in Canada to invest in these same nonutility energy-related businesses. Emera Inc., Holding Co. Act Release No. 27445 (October 1, 2001).

          10.  E.ON's Internal Control Procedures

          The financing authorization proposed herein for the E.ON Group is necessary and appropriate, in the public interest and in the interest of investors and consumers. The safeguards and reporting requirements included in this Application and E.ON's own financial controls indicate that E.ON is organized, and will continue to be operated, in a financially sound manner. E.ON's internal controls and procedures are integrated with its firm-wide risk management system. E.ON's integrated risk management and internal controls system has the following key elements:

     o    the planning and controlling process,

     o    the reporting structure,

     o    E.ON Group-wide guidelines,

     o internal control and monitoring by E.ON's Management Board and Supervisory Board,

     o    the internal auditing process and,

     o    the risk reporting system.

Each of these elements is described in more detail below.


          (a)  E.ON's Planning and Controlling Process

          E.ON uses an integrated planning and controlling system as a centralized management tool for the entire E.ON Group. The system is based upon:

     o a strategy development cycle, annual rolling 3-year plans containing integrated annual budgets, and monthly earnings reporting which together form the core of the planning and controlling process.

     o an E.ON Group-wide standard reporting method for sales, profits, capital expenditures (capex), and value development.

     o an E.ON Group-wide uniform assessment of all investments to ensure conformity with the E.ON Group's approach in terms of strategy, returns, and risk exposure.

          The planning and controlling process starts with a Management Board strategy meeting in February./73 The relative roles and responsibilities of E.ON's Management Board and Supervisory Board are outlined in subsection (d) below. This is followed by strategy discussions at the division level (electricity, oil, chemicals, real estate, etc.) in April. From May through September E.ON's divisions develop three-year Medium Term Plans ("MTPs"). During October budgets are reviewed and discussed. The Management Board strategy meeting is designed to refine E.ON Group strategy and to establish specific return, growth, portfolio management, and financial targets. The resulting strategy and targets for the divisions and individual business units ("BUs") form the basis for the subsequent medium-term planning. The purpose of the April strategy meetings is to discuss the divisions' portfolios and the strategies of selected BUs. In these discussions, capex (i.e., investment), portfolio-management, and value targets for the divisions and individual BUs are set. After the strategy and performance targets are approved, MTP development begins in May at the division level. This process is designed to further refine and quantify the targets and strategies set at the Management Board strategy meeting. MTPs are developed for a three year reporting period. The planning scope, however, is guided by business-specific factors such as economic and product life cycles. The timeframe of the planning scope therefore usually covers a longer period. The MTPs are submitted in October to E.ON's offices of Corporate Controlling and Corporate Strategy.

          The first year of a MTP constitutes the budget for the following year. The budget is the central link between an MTP and the short-term internal control process. Budget discussions in November set binding capex, earnings and value targets for the following year. The budget discussions also take into consideration the corporate plan for the next two years. As in the strategy discussions, special topics are considered as needed. The MTPs and budgets form the basis of the Investment and Finance Plan presented to E.ON's Supervisory Board in December.

          In addition to an MTP, the divisions also submit regular reports regarding developments in earnings, capex, and enterprise value. The purpose of such profit-and-loss ("P&L") reports is to provide an up-to-date picture of the sales and earnings performance of E.ON's various business operations, to explain deviations from budget forecasts and to describe possible responses. P&L reports also form the basis for reports to the E.ON Supervisory Board and for external interim reports. Due to different analysis periods, there are monthly and quarterly P&L reports. For reporting to E.ON's Supervisory Board and for internal controlling purposes, the divisions report their capex to E.ON on a quarterly basis. The divisions' capex reports are submitted together with the earnings figures in the quarterly P&L report. By contrast, the year-end capex report is submitted to E.ON in February of the following year along with each divisions' financial statements.

          (b)  E.ON's Reporting Structure

          Reports from E.ON's divisions, BUs and subsidiaries are integrated with and form an essential part of E.ON's risk management system. The key reports and their role in identifying, analyzing, and effectively controlling risks is explained below.

------------------
73 Exhibit H-1 hereto shows a timeline of the planning and controlling process.

     o Monthly P&L Report to the Management Board and the Chairman of the Supervisory Board

          -    used as a central interim controlling and management tool.

          - provides an up-to-date picture of the sales and profit development of the E.ON Group, its divisions and the respective BUs.

          -    includes a detailed risk-analysis.

          - includes analyses of year-to-date ("YTD") results and expected full year deviations against the budgeted projections and the prior year's results.

     o    Monthly Finance Status Report (part of Monthly P&L Report)

          - provides an analysis of the development of the group's cash flow and net debt position.

          -    includes a 15 month cash flow forecast.

     o Quarterly P&L Report to the Management Board and the Chairman of the Supervisory Board (structure and content correspond to Monthly P&L Report)

     o Quarterly Capex Report to the Management Board and the Chairman of the Supervisory Board (part of the Quarterly P&L Report)

          -    provides a deviation analysis in relation to the capex budget.

     o    Management Board Report about Medium Term Planning and Budget

          -    determines business development and potential risk factors.

          -    identifies and evaluates important sales and earnings risks.

          - based on SWOT-analyses (a review of the strengths, weaknesses, opportunities and threats that affect a project or business), contingency scenarios and sensitivity analyses.

          -    identifies and proposes counteractions.

     o Supervisory Board Report about Medium Term Planning and Budget (described above as the E.ON Investment and Finance Plan)

          -    based on MTP-Management Board Report.

     o    Quarterly Risk Report to the Management Board

          - describes overall risk position of the E.ON group, including quantifiable and non-quantifiable risks.

          -    breaks down risks by divisions and by risk groups.

          -    provides expected values of risks.

          -    describes major risks.

          -    describes counter measures in place to mitigate risk exposures.

     o    Yearly Risk Report to Supervisory Board

          - summarizes the Risk Report to the Management Board for the 4th quarter of the previous year.

     o    Finance Management Report

          -    provides biweekly updated finance reporting.

          - contains updated liquidity status for E.ON, E.ON N.A. and other finance companies.

          -    reports on available credit lines and liquidity reserves.

          - reports on utilization of the commercial paper and medium-term-note program.

          - provides a revised 15 month liquidity plan for the E.ON Group and a 12 month financial plan for E.ON.

          - reports on the foreign exchange ("FX") risk position of the E.ON Group, including the hedge ratio.

          - provides a FX portfolio valuation for E.ON, including risk figures (value-at-risk, duration, basis point analysis).

          - provides credit risk reporting with respect to financial instruments.

     o    E.ON Group Finance Status Report (monthly)

          - provides the net debt position differentiated by all subgroups and E.ON.

          -    reports on securities and funds positions.

          -    reports on liquid funds.

          - describes financial liabilities against banks and E.ON group companies.

          -    comments on monthly net debt changes.

     o VICTOR Finance Report (quarterly) (Victor is the E.ON Group's liquidity, interest-rate and foreign exchange management software and is used for financial reporting and control.)

          -    reports financial positions, including net debt.

          -    supports short term and long term financial planning.

          - reports FX risk positions (booked, contracted and planned positions), including hedge ratio on subgroup and group level.

          - reports on financial derivatives (including interest and foreign exchange positions).

          - forecasts operating cash flow versus budgeted cash flow (including actual/budget deviation analysis).

          - provides liquidity balances and interest rate balance for liquidity and interest rate management.

          - includes in-depth comments and analysis of all relevant financial positions on the subgroup and group level.

          - includes an analysis of key financial ratios (e.g., net debt, interest coverage, operating cash flow).

     o    E.ON Exposure Report (monthly)

          - reports on credit exposure (loans) to E.ON Group companies including credit lines and guarantees.

          -    reports on the utilization of internal credit lines.

          (c)  E.ON's Group-Wide Guidelines and Manuals

          To manage the E.ON Group planning, reporting and control process in a systematic, efficient and consistent manner, E.ON has the following E.ON Group-wide guidelines and manuals in place:

     o    E.ON Planning and Controlling Manual (the "PCM")

     o    E.ON Capex Guidelines (part of the PCM)

     o E.ON Accounting Manual (E.ON's guidelines for the preparation of the consolidated financial statements according to US-GAAP and SEC rules)

     o E.ON US-GAAP Accounting Guidelines for Derivative Instruments and Foreign Currency Transactions

     o    E.ON Group Finance Guidelines

     o    E.ON AG Treasury Guidelines

     o    E.ON Guidelines for Risk Reporting

     o    E.ON Victor Central User Manual

     o    Standards for the Professional Practice of Internal Audit at E.ON

          (d) Internal Control and Monitoring by E.ON's Management Board and Supervisory Board

          General

          German stock corporation are governed by three separate bodies: the Annual General Meeting of the shareholders, the Supervisory Board and the Management Board. Their roles are defined by German law and by the corporation's Articles of Association (Satzung), and may be described generally as follows:

          The Annual General Meeting of Shareholders ratifies the actions of the corporation's Supervisory Board and Management Board. The amount of the annual dividend, the appointment of an independent auditor and certain significant corporate transactions are authorized at the Annual General Meeting which must be held within the first eight months of each fiscal year.

          The Management Board is responsible for managing the day-to-day business of E.ON in accordance with the German Stock Corporation Act and E.ON/s Articles of Association./74 The Management Board is authorized to represent E.ON and to enter into binding agreements with third parties on behalf of the company.

          The principal function of the Supervisory Board is to supervise the Management Board. It is also responsible for appointing and removing the members of the Management Board. The Supervisory Board may not make management decisions, but may determine that certain types of transactions require its prior consent.

          In carrying out their duties, the individual Board members must exercise the standard of care of a diligent and prudent businessperson. In complying with such standard of care, the Boards must take into account a broad range of considerations including the interests of E.ON and its shareholders, employees and creditors. In addition, the members of the Management Board are personally liable for certain violations of the German Stock Corporation Act by E.ON.

          E.ON is also subject to certain reporting obligations under the German Stock Corporation Act that are described in Exhibit H-2, hereto.

          Supervisory Board

          The present Supervisory Board of E.ON consists of twenty members, ten of whom were elected by the shareholders by a simple majority of the votes cast at a shareholder meeting in accordance with the provisions of the German Stock Corporation Act, and ten of whom were elected by the employees in accordance with the German Co-determination Act (Mitbestimmungsgesetz). The members of the Supervisory Board are each elected for the same fixed term of approximately five years.

------------------
74 E.ON's Articles of Association are included as Exhibit A-1 to the Acquisition Application.

          The Supervisory Board appoints a Chairman and a Deputy Chairman of the Supervisory Board from among its members. At least half the total required numbers of members of the Supervisory Board must be present or participate in the decision making to constitute a quorum. Unless otherwise provided for by law, resolutions are passed by a simple majority of the votes cast. In the event of a tie, another vote is held and the Chairman then casts the tie-breaking vote. The Chairman is, in practice, a representative of the shareholders because the representatives of the shareholders have the right to elect the Chairman if two-thirds of the total number required of members of the Supervisory Board fail to agree on a candidate.

          Management Board

          The Management Board of E.ON consists of five members (the total number is determined by the Supervisory Board) who are appointed by the Supervisory Board in accordance with the German Stock Corporation Act. The members of the Management Board are appointed by the Supervisory Board for a maximum term of five years.

          Pursuant to E.ON's Articles of Association, any two members of the Management Board, or one member of the Management Board and the holder of a special power of attorney (Prokura), may bind E.ON. According to E.ON's Articles of Association, Prokura is granted by the Management Board.

          The Management Board must report regularly to the Supervisory Board, in particular on proposed business policy and strategy, profitability, on the current business of E.ON and on business transactions that may affect the profitability or liquidity of E.ON, as well as on exceptional matters which may arise from time to time. The Supervisory Board is also entitled to request special reports at any time.

          (e)  E.ON Internal Audit Structure

          The efficiency and reliability of the E.ON Group's internal control and risk management systems is checked regularly by the internal audit department. The E.ON Group has in principle a decentralized internal audit function. The members of the management boards of each of the E.ON Group's major subsidiaries are responsible for the adequacy and effectiveness of the internal audit function within each subgroup.

          At the E.ON level, the Management Board has established an internal audit department which is responsible to the CEO of E.ON. The E.ON internal audit department covers activities, processes and risks at E.ON and affiliates that do not have their own internal audit function (i.e. which are not covered by any subgroup internal audit department) and coordinates specific audit projects across the divisions.

          E.ON has defined group-wide standards for the professional practice of internal audits at E.ON, based on standards set by the IIA (Institute of Internal Auditors, USA). In particular, these standards require:

          o    Auditor independence

          o    Professional proficiency

          o A general focus on risk management systems, including the explicit requirement of a systematic, risk based audit planning process

          o    Standardized performance of audit work

          o    A quality assurance program

          E.ON's Internal Audit department coordinates a Quality Assurance Program to ensure group-wide compliance with these standards. A key element of this program is regular peer-review.

          (f)  E.ON Risk Reporting

          Uniform guidelines on risk reporting throughout the E.ON Group came into effect in August 2000. The documentation and evaluation of E.ON's system is regularly updated through:

1.   Standardized identification and documentation of risk and control systems.

2. The evaluation of risks according to the degree of severity and the probability of occurrence, and assessment of the effectiveness of existing control systems.

3.   Analysis of the results and the disclosure included in risk reports.

          E.ON's external auditors have confirmed that the E.ON Group's early risk detection system complies with the requirements ofss.91, subsection 2 of the German Stock Corporation Act. See Exhibit H-2.

          (g)  Conclusion

          The E.ON control systems and procedures described above are used to monitor the E.ON Group's investments, obligations, commitments and its business generally in both the utility and nonutility areas. The internal control system is not restricted to identifying and monitoring balance sheet items, but also identifies and monitors off-balance sheet transactions. The formation of corporate or other business entities to hold, control or own any investment, asset or liability would also be controlled by the process discussed above to manage the risks associated therewith.

          On the basis of the foregoing, E.ON believes that appropriate internal controls are in place to provide material information to E.ON's management with regard to E.ON's operations, financial practices and corporate structure. In addition, E.ON believes that such internal controls work effectively to assure that material information is recorded, accounted for and disclosed appropriately and in accordance with applicable law.

E.   Filing of Certificates of Notification

          Applicants propose to provide Rule 24 certificates on a semiannual basis. The Rule 24 certificates will be provided to the Commission within 180 days after the end of E.ON's fiscal year and within 90 days of the end of its second fiscal quarter and will contain the following information:

          a) The principal amount, interest rate, term, number of shares, market price per share, sales price per share (if other than market price) and aggregate proceeds, as applicable, of any securities issued by E.ON during the reporting period, including securities issued to dividend reinvestment plans and employee benefit plans;

          b) The amount of guarantees issued during the reporting period by E.ON, the name of the beneficiary of the guarantee and the terms and purpose of the guarantee;

          c) E.ON's aggregate investment, as defined under Rule 53, in EWGs and FUCOs as of the end of the reporting period in dollars and as a percentage of E.ON's consolidated retained earnings; a description of EWG and FUCO investments during the reporting period and; the aggregate investment in EWGs and FUCOs since the date of the order in this Application;

          d) The aggregate amount of securities and the aggregate amount of guarantees issued and outstanding by E.ON since the date of the order in this application, including any Acquisition debt;

          e) A list of the securities issued by the Intermediate Companies during the reporting period, including principal amount, interest rate, term, number of shares and aggregate proceeds, as applicable, with the acquiring company identified;

          f) The amount and terms of any short-term debt issued by any Utility Subsidiary, and a list of the deposits and withdrawals by company from the Utility Money Pool during the reporting period;

          g) The amount and terms of any nonexempt financings consummated during the period by any Utility Subsidiary during the reporting period;

          h) The amount and terms of any nonexempt financings consummated by any LG&E Group nonutility subsidiary during the reporting period;

          i) A table showing, as of the end of the reporting period, the dollar and percentage components of the capital structures of E.ON and LG&E Energy;

          j) The amount of any dividends paid out of capital and unearned surplus (including revaluation reserve) by any of the TBD Subsidiaries, the Retained Nonutility Subsidiaries, the Powergen Group (excluding Powergen Group Holdings Ltd.), the Intermediate Companies, E.ON UK, E.ON U.K. plc and the LG&E Energy Group companies (excluding the Utility Subsidiaries), identifying the paying and receiving company,

          k) The information required by Form U-9C-3 with regard to investments in Energy Related Subsidiaries;

          l) Paper copies of E.ON's filings of Form 20-F and reports to shareholders; and

          m) As applicable, all amounts shall be expressed in U.S. dollars and shall be presented in accordance with the U.S. GAAP or the reconciliation requirements of Form 20-F.

          Applicants also propose that such certificates, which will include information with respect to all securities issuances that are exempt under Rule 52, be in lieu of any separate certificates required on Form U-6B-2 pursuant to Rule 52.

          E.ON will also provide the following supplemental information in its annual Form U5S filing:

1. The amount of any tax credit or loss carryover generated during the preceding taxable year by PUSIC: (a) as a result of interest expense on indebtedness incurred in connection with the acquisition of LG&E Energy, or
     (b) as the result of any other item of cost or expense;

2. A description of how the income tax credit and/or income tax liability was calculated and allocated to all companies included in the consolidated tax return, showing all of PUSIC's interest costs and any assumptions used in the calculation;

3. A description of how any funding is effected through all Intermediate Companies;

4. A description of the amount and character of any payments made by each Intermediate Company to any other E.ON Group company during the reporting period; and

5. A statement that the allocation of tax credits and liabilities was conducted in accordance with the tax allocation agreement in effect and filed as an exhibit to the Form U5S.


Item 2.   Fees, Commissions and Expenses

          The fees, commissions or remuneration paid in connection with the Acquisition for investment bankers, accountants, consultants and other service providers are included within the Acquisition-related fees in Item 2 of the Acquisition Application. Such fees also include the professional service fees and other expenses incurred in connection with the preparation of this Application. Fees and expenses to be incurred in connection with the financing transactions proposed in this Application are extremely difficult to accurately estimate since the Application involves a three year authorization period and specific funding plans have not been made at this time. Nevertheless, the fees expected to be incurred in the financing transactions conducted under the authorization proposed herein will be consistent with market terms at the time of issuance. In addition, as noted above in the Financing Parameters, "the underwriting fees, commissions and other similar remuneration paid in connection with the non-competitive issue, sale or distribution of a security pursuant to this Application would not exceed 5% of the principal or total amount of the security being issued."

Item 3.   Applicable Statutory Provisions

          Sections 6(a), 7, 9(a), 10 and 12 of the 1935 Act and Rules 45, 46, 52, 53 and 54 are considered applicable to the proposed transactions.

Item 4.   Regulatory Approvals

          The Kentucky Commission has jurisdiction over the issuance of equity and long-term debt securities of LGE and KU. In addition, the VSCC has jurisdiction over the issuance of equity and long-term debt of KU/75 and certain affiliate transactions (e.g., the Utility Money Pool and the tax allocation agreement). The Tennessee Regulatory Authority has jurisdiction over the issuance of equity and long-term debt. Except as noted above, no state or federal regulatory agency other than the Commission under the Act has jurisdiction over the proposed transactions.

Item 5.   Procedure

          Applicants respectfully request the Commission to issue and publish forthwith the requisite notice under Rule 23 with respect to the filing of this Application, such notice to specify the minimum period allowed for the submission of comments. It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the Acquisition. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

------------------
75 See, footnote 64, supra.

Item 6.   Exhibits and Financial Statements

A.   Exhibits

A-1  Form of Tax Allocation Agreement.

B-1  Intermediate Company Structure, filed in paper format under cover of Form
     SE.

C-1  Opinion of Counsel.

C-2  Past Tense Opinion of Counsel.**

D-1  Proposed Form of Notice.

E-1  Form of Utility Money Pool Agreement.

E-2  Form of Utility Money Pool Note.

E-3  Form of U.S. Nonutility Money Pool Agreement.*

E-4  Form of U.S. Nonutility Money Pool Note.*

E-5  Form of E.ON Nonutility Money Pool Agreement.*

E-6  Form of E.ON Nonutility Money Pool Note.*

F-1 Annual Report of E.ON AG on Form 20-F, filed in paper format under cover of Form SE.

F-2 Annual Report of Powergen plc on Form 20-F, filed in paper format under cover of Form SE.

G-1  Memorandum on Profit and Loss Transfer Agreements.

G-2  Profit and Loss Transfer Agreement Between E.ON AG and E.ON Energie AG.*

H-1 Timeline of Planning and Controlling Process, filed in paper format under cover of Form SE.

H-2  Reporting Obligations Under the German Stock Corporation Act.

B.   Financial Statements

FS-1 E.ON's Consolidated Financial Statements as of December 31, 2000, incorporated by reference to Exhibit FS-1 of SEC File No. 070-09961, Form U-1 Amendment No.1, filed October 23, 2001.

FS-2 E.ON's Consolidated Financial Statements as of December 31, 2001, incorporated by reference to Financial Statement 9 of SEC File No. 070-09961, Form U1 Amendment No. 3, filed June 11, 2002.

FS-3 Powergen's Consolidated Financial Statements as of December 31, 2000, incorporated by reference to Exhibit D of SEC File No. 1-13620, Form U5B, filed March 9, 2001.

FS-5 LG&E Energy's Consolidated Financial Statements as of December 31, 2000, incorporated by reference to Exhibit FS-6 of SEC File No. 070-09961, Form U-1 Amendment No.1, filed October 23, 2001.

FS-6 LG&E Energy's Consolidated Financial Statements as of December 31, 2001
     (confidential treatment requested).

FS-7 E.ON financial projections for the years 2002-2004, including pro forma capitalization tables (confidential treatment requested).

FS-8 Capital Structure of LG&E Energy Corp. as of September 30, 2001
     (confidential treatment requested).

FS-9 Capital Structure of LG&E Energy Corp. as of December 31, 2001
     (confidential treatment requested).

*  Filed herewith.

** To be filed by amendment.

Item 7.   Information as to Environmental Effects

          None of the matters that are the subject of this Application/Declaration involve a "major federal action" nor do they "significantly affect the quality of human development" as those terms are used in section 102 (2)(c) of the National Environmental Policy Act. The matters that are the subject of this Application/Declaration will not result in changes in the operation of E.ON or its subsidiaries that will have an impact on the environment. E.ON is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transaction.

                                    SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer thereunto duly authorized. The signature of the Applicants and of the persons on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.


Date:  June 10, 2002        E.ON AG

                            By: /s/ Hans Gisbert Ulmke

                            Name:  Hans Gisbert Ulmke
                            Title: Financial Director, Executive Vice President

                            By: /s/ Dr. Guntram Wuerzberg

                            Name: Dr. Guntram Wuerzberg
                            Title: Vice President General Legal Affairs


Date:  June 10, 2002        Powergen plc


                            By: /s/ David Jackson

                            Name:  David Jackson
                            Title: Company Secretary and General Counsel

                                  Exhibit Index





E-3  Form of U.S. Nonutility Money Pool Agreement.

E-4  Form of U.S. Nonutility Money Pool Note.

E-5  Form of E.ON Nonutility Money Pool Agreement.

E-6  Form of E.ON Nonutility Money Pool Note.

G-2  Profit and Loss Transfer Agreement Between E.ON AG and E.ON Energie AG.